Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Domtar Inc. (“Domtar”)

395 de Maisonneuve Blvd. West

Montreal, Quebec

H3A 1L6

2.	Date of Material Change

June 21, 2007

3.	News Release

The news release attached hereto as Schedule A with respect to the material change referred to in this report was issued through CNW Telbec on June 22, 2007.

4.	Summary of Material Change

On June 22, 2007, Domtar announced that it had entered into an agreement dated as of June 21, 2007 (the “Transaction Agreement”, attached as Schedule B) for the sale of its forest products business to Conifex Inc. (“Conifex”) for approximately CDN$285 million including an estimated CDN$50 million of working capital.

5.	Full Description of Material Change

On June 22, 2007, Domtar announced that it had entered into the Transaction Agreement for the sale of its forest products business to Conifex for approximately CDN$285 million including an estimated CDN$50 million of working capital.

The transaction is comprised of the Ear Falls, Nairn Centre, Timmins and White River sawmills in Ontario and the Grand-Remous, Lebel-sur-Quévillon, Malartic, Matagami, Ste-Marie and Val-d’Or sawmills in Québec, as well as the Sullivan remanufacturing mill also in Val d’Or, Québec. Also included in the transaction are Domtar’s interests in the joint ventures of Elk Lake Planing Mill Limited, Gogama Forests Products Inc., Nabakatuk Forest Products Inc., Olav Haavalsrud Timber Company Limited and Anthony-Domtar Inc.

The transaction is subject to government approvals for the transfer of forest licences, regulatory approvals and customary closing conditions. Closing is expected before the end of the year.

6.	Executive Officer

Razvan L. Theodoru

Vice President and Secretary

Telephone: 514-848-5866

Fax: 514-848-6850

E-mail: razvan.theodoru@domtar.com

7.	Date of Report

July 3, 2007

SCHEDULE A – PRESS RELEASE

Domtar to sell its forest products business

Montreal, June 22, 2007 – Domtar Corporation (NYSE/TSX: UFS) announced today that it has entered into an agreement for the sale of its forest products business to the newly created Conifex Inc. for approximately CDN$285 million including an estimated CDN$50 million of working capital. The transaction is subject to government approvals for the transfer of forest licences, regulatory approvals and customary closing conditions. Closing is expected before the end of the year.

“Through this transaction, Domtar is reinforcing its focus as the North American market leader in fine paper while obtaining capital to further reduce its debt. As indicated in the past, softwood sawmilling operations are not core to our fine paper business” stated Raymond Royer, President and Chief Executive Officer, Domtar Corporation. “The strategic timing of this transaction combined with the terms of the sale provided the best alternative for our shareholders.”

The transaction is comprised of the Ear Falls, Nairn Centre, Timmins and White River sawmills in Ontario and the Grand-Remous, Lebel-sur-Quévillon, Malartic, Matagami, Ste-Marie and Val-d’Or sawmills in Québec, as well as the Sullivan remanufacturing mill also in Val d’Or, Québec. The sawmills have approximately 4.8 million cubic metres of annual harvesting rights and a production capacity of approximately 1.1 billion board feet. Also included in the transaction are Domtar’s interests in the joint ventures of Elk Lake Planing Mill Limited, Gogama Forests Products Inc., Nabakatuk Forest Products Inc., Olav Haavalsrud Timber Company Limited and Anthony-Domtar Inc. Domtar’s sawmills in Saskatchewan are not included in this transaction.

“When we selected the buyer, we also took into account a number of important considerations such as Conifex’s commitment to growth and to FSC certification, its experience and deep knowledge of the lumber industry, and its undertaking to bring Domtar’s Forest Products management team and employees onboard”, added Mr. Royer. “Meanwhile, until closing, it will be business-as-usual for our employees and customers.”

“Domtar’s sawmills are top performers in a number of vital areas including sustainable forest management and environmental performance,” said Ken Shields, Chair of the Board of Directors, Conifex. “Over the next three years we will be building on this solid foundation and investing up to CDN$50 million in our facilities to lower our costs and increase our productivity. With the support of the existing management team and the active involvement of staff, we are confident that we will become a leader in forestry and sawmilling in Eastern Canada.” Mr. Shields further added: “We are also pleased that Domtar has accepted in principle to extend its support by investing in our company an amount equal to the lesser of CDN$35 million or a 19.9% participation, subject to the conclusion of a definitive agreement to the satisfaction of Domtar.”

To facilitate the changeover, Domtar will provide Conifex with transition services, including information technology and human resources management, for a period of 6 to 12 months following closing.

Domtar remains committed to pursuing FSC certification and the continuing production and delivery of its leading environmentally-preferable Domtar EarthChoice® line of papers to the North American marketplace.

Domtar Corporation (NYSE/TSX: UFS) is the largest integrated producer of uncoated freesheet paper and one of the largest manufacturers of papergrade market pulp in North America. The Company designs, manufactures, markets and distributes a wide range of business, commercial printing, publication as well as technical and specialty papers with recognized brands such as First Choice®, Domtar Microprint®, Windsor Offset®, Cougar® as well as its full line of environmentally and socially responsible papers, Domtar EarthChoice®. Domtar owns and operates Domtar Distribution Group, an extensive network of strategically-located paper distribution facilities. Domtar also produces lumber and other specialty and industrial wood products. The Company employs nearly 14,000 people. To learn more, visit www.domtar.com

TICKER SYMBOL

UFS (NYSE, TSX)

MEDIA RELATIONS

Michel A. Rathier

Vice-President, Corporate Communications

Tel.: (514) 848-5103

INVESTOR RELATIONS

Pascal Bossé

Director, Investor Relations

Tel.: (514) 848-5938

SCHEDULE B – TRANSACTION AGREEMENT

ASSET PURCHASE AGREEMENT

BETWEEN

CONIFEX INC.

(as Purchaser)

AND

DOMTAR INC.

(as Vendor)

Dated June 21, 2007

Independent Inquiry and Forward Looking Information	32
Consents, Regulatory Approvals and Other Authorizations	33
Notification Covenant regarding Representations	35
Capital Expenditures	35
Transition Services	36
LSQ Agreement	36
Letters of Credit	36
CAAF Protection	36
Gogama Put	36
Equity Participation	37
LSQ Chips	37
Hardwood at Trout SFL	37
Intercompany Accounts	37
Ear Falls Easement	37
Excess Cash in Equity Entities	38
Business Financial Information	38
Dryden Forest Lands Collective Agreement	39
Vermilion B2B Agreement	39
CONDITIONS OF CLOSING	39
Mutual Conditions	39
Conditions for the Benefit of the Purchaser	40
Conditions for the Benefit of the Vendor	40
Termination	41
Break Fee	41
CLOSING MATTERS	42
Vendor’s Closing Documents	42
Purchaser’s Closing Documents	42
GRM Mills	43
Terms of Closing	43
Books and Records	44
EMPLOYEE MATTERS	44
Definitions	44
Hourly Employees	45
Salaried Employees	45
Labour and Employment Disputes	46
Termination Compensation	46
Purchaser Not Responsible	46
Employee Loans	46
Payroll	47
Pension and Other Benefits	47
INDEMNIFICATION	47
Indemnity by the Vendor	47
Indemnity by the Purchaser	47
Provisions Relating to Indemnity Claims	47
Limitations	49
Sole Remedy	49

ii

Characterization of Indemnity Payments	50
Limitations Not Applicable	50
RISK OF LOSS	50
Risk of Loss	50
Pre-Closing Loss	50
POST-CLOSING MATTERS	50
Possession Following Closing Date	50
Post-Closing Access	50
Covenant Not to Compete	51
Non-Solicitation Covenant	51
Use of Vendor’s Names or Marks	52
Trout SFL	52
Certification	53
Nairn Liabilities	53
Rights of First Refusal	53
Accounts Receivable Collection	53
Restriction on Disposal of Assets	53
MISCELLANEOUS	54
Amendment and Modification; Waiver	54
Expenses	54
Public Disclosure	54
Assignment	54
Entire Agreement	54
Planning Act	54
No Third Party Beneficiaries	55
Further Assurances	55
Counterparts	55
Performance on Holidays	55
Notices	55
Language	56
Governing Law	56

iii

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made the 21st day of June, 2007.

BETWEEN:

CONIFEX INC., a corporation organized under the laws of Canada, having an office at Suite 2200, 925 West Georgia Street, Vancouver, B.C. V6C 3L2

(the “Purchaser”)

AND:

DOMTAR INC., a corporation organized under the laws of Canada, having an office at 395 De Maisonneuve Boulevard West, Montreal, Quebec H3A 1L6

(the “Vendor”)

WHEREAS:

A. The Vendor owns the Purchased Assets and operates the Business (each as hereinafter defined) and has certain contracts, obligations, and liabilities related thereto; and

B. The Vendor wishes to sell the Purchased Assets and the Business and the Purchaser wishes to purchase the same on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements contained herein, the Parties hereto covenant and agree as follows:

1.	INTERPRETATION

1.1	Definitions. Unless otherwise specifically provided or the context otherwise requires, where used in this Agreement (including the Exhibits hereto) and the Recitals to this Agreement, the following terms shall have the meanings set forth or as referenced below:

1.1.1	“Accountants” means PricewaterhouseCoopers LLP, Chartered Accountants.

1.1.2	“Accountants’ Determination” has the meaning ascribed thereto in Section 2.7.3.

1.1.3	“Accounts Receivable” means, without duplication, (i) all trade accounts receivable from customers, including all trade accounts receivable representing amounts receivable in respect of the sale of finished goods, raw materials (including logs), and by-products (including chips, sawdust and shavings) and (ii) all other accounts receivable, including inter-company trade receivables, advances to contractors and silviculture receivables, adjusted in each case for doubtful accounts in accordance with GAAP.

1.1.4	“Affiliate” with respect to any Person means another Person which is affiliated with the first mentioned person within the meaning thereof in the Securities Act (Ontario).

1.1.5	“Agreement” means this agreement, the recitals hereto and all Exhibits attached hereto, in each case, as they may be amended or supplemented from time to time in accordance with this Agreement, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby”, and similar expressions, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.1.6	“Anthony Amount” means the portion of the Purchase Price allocated to the associated Equity Interest pursuant to Section 2.4 hereof which shall not be included in the Purchase Price in the event that such Equity Interest cannot be transferred to the Purchaser as a result of the exercise of rights of first refusal or other rights pursuant to the relevant Equity Entities Agreements.

1.1.7	“Applicable Law” means any domestic or foreign statute, law, ordinance (excluding any Environmental Laws), rule, regulation, by-law (zoning or otherwise), or Order, in each case binding on the Person referred to in the context in which such words are used.

1.1.8	“arm’s length” has the meaning attributed to it under the Income Tax Act (Canada).

1.1.9	“Assumed Liabilities” means the obligations and liabilities of the Vendor relating exclusively to the Business or the Purchased Assets, whether existing, accrued or accruing, whether direct, indirect or contingent, and whether known or unknown on the Closing Date (other than Excluded Liabilities) including:

(a)	all liabilities and obligations of the Vendor under the Contracts forming part of the Purchased Assets (other than liabilities of the Vendor relating to goods or services delivered to the Business prior to the Closing but not accrued in the Post-Closing Working Capital Statement) and the Licences and Permits, excluding the unassignable Contracts, Leases and Licences and Permits referred to in Section 3.9;

(b)	the obligations and liabilities assumed by the Purchaser under Article 8 and Exhibit C including, for greater certainty, the funding obligations under pension plans and all post-retirement benefits under the Assumed Benefit Plans as set forth in Exhibit C and disclosed in the Disclosure Statement but excluding those in respect of the GRM Employees;

(c)	all of the obligations and liabilities relating to the Employees, on or after the Closing Date (including those Employees who were on layoff or otherwise absent from the workplace as of the Closing Date and Employees who do not accept employment with the Purchaser as provided in Article 8 but excluding any Hourly Employees referred to in Section 8.6) including liabilities relating to the employment or termination of employment of such Employees; all liabilities for benefits, vacation pay, severance or termination claims; and all liabilities for claims made for payment in lieu of notice of termination;

(d)	all of the obligations and liabilities relating to the Employees entitled to enhanced severance and other entitlements as disclosed in the Disclosure Statement;

(e)	all liabilities for accrued salary and accrued vacation pay related to the employment by the Vendor of all Persons in the Business prior to the Closing Date, to the extent accrued in the Post-Closing Working Capital Statement;

(f)	the obligations and liabilities of the Vendor in connection with any Environmental Laws or any Environmental Liabilities in respect of the Purchased Assets or the Business.

1.1.10	“Assumed Retirees” has the meaning ascribed thereto in Exhibit C.

1.1.11	“Benefit Plans” means all bonus, deferred compensation, incentive compensation, share purchase, share appreciation and share option, severance or termination pay, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing, mortgage assistance, employee loan, employee assistance, pension, retirement or supplemental retirement plan or agreement (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), and each other employee benefit plan or agreement (whether oral or written, formal or informal, funded or unfunded, including any post-retirement benefits), sponsored, maintained or contributed to or required to be contributed to by the Vendor for the benefit of any of the Employees, whether or not insured and whether or not subject to any Applicable Law, except that the term “Benefit Plans” shall not include the Canada Pension Plan or plans administered pursuant to applicable provincial or federal health, workers’ compensation and employment insurance legislation.

1.1.12

“Books and Records” means all books, data and records (or appropriate extracts) in the possession or control of the Vendor related exclusively to the Business or the Purchased Assets including operating, inventory, personnel, payroll and customer and supplier lists and records, any legal and accounting records, all plans and specifications in the Vendor’s possession or control relating to the plant, buildings, structures, improvements and fixtures situated on the Lands or Leased Premises used in the Business (including all electrical, mechanical and structural drawings related thereto), customer and supplier correspondence and files. To the extent any books and records pertain to both the Business and other activities of the Vendor, “Books and Records” shall mean, to the extent reasonably possible, copies, whether in paper or electronic format, of such items with information relating to other activities of the Vendor removed.

1.1.13	“Break Fee” means $6,000,000;

1.1.14	“Bulk Loss” has the meaning ascribed thereto in Section 2.9 hereof.

1.1.15	“Business” means the wood harvesting, sawmilling, manufacturing and sales business of the Vendor relating to the Purchased Assets including the Sawmills, the Woodland Operations and the Equity Interests.

1.1.16	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia, Montreal, Quebec or Toronto, Ontario.

1.1.17	“Business Financial Information” means the special purpose combined pro-forma internal balance sheet and statement of earnings of the Business and, subject to Section 5.19(ii), statement of cash flow, all for the period determined by the Vendor in accordance with Section 5.19 hereof.

1.1.18	“Capital Lease Obligations” means lease obligations capitalized in accordance with GAAP.

1.1.19	“Certified Working Capital” means the Working Capital as shown on the Post-Closing Working Capital Statement or, if recalculated by the Accountants in accordance with Section 2.7, the final and binding determination of Working Capital pursuant to that Section.

1.1.20	“Closing” means the completion of the purchase and sale of the Purchased Assets as set out in Section 3.1.

1.1.21	“Closing Date” has the meaning as ascribed thereto in Section 3.1.

1.1.22	“Collective Agreements” means all of the collective agreements of the Vendor related to Employees, all as listed in the Disclosure Statement.

1.1.23	“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act.

1.1.24	“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended from time to time.

1.1.25	“Competition Act Approval” means:

(a)	the applicable waiting periods prescribed under section 123 of the Competition Act have expired or been waived; or

(b)	the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement.

1.1.26	“Competition Authorities” means the Commissioner, the United States Department of Justice and the United States Federal Trade commission.

1.1.27	“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada), as amended from time to time;

1.1.28	“Confidentiality Agreement” means the confidentiality agreement effective as of February 8, 2007 between Ken Shields, a principal of the Purchaser, and the Vendor, as amended.

1.1.29	“Consents” means all required third party notices, consents and approvals to the assignment by the Vendor of the Purchased Assets to the Purchaser and all required consents, authorizations, registrations and approvals required by any Governmental Authority relating to the transactions contemplated by this Agreement, including, but not limited to, those listed in the Disclosure Statement.

1.1.30	“Consolidated Equity Entities” means Gogama Forest Products Inc., Elk Lake Planing Mill Limited and Anthony-Domtar Inc. and the Vendor’s “Consolidation Interest” in respect of these Equity Entities means at any time the Vendor’s actual ownership interest therein which as at the date hereof shall be 50%, 66.7% and and 50% respectively, subject to adjustment up or down upon the exercise of any rights of first refusal, put rights or other rights in which case the “Consolidation Interest” in respect of these Equity Entities could be 0% or 100%, as applicable.

1.1.31	“Contaminants” means any pollutant, contaminant, waste, toxic, corrosive or hazardous substance, deleterious substance, dangerous substance, or hazardous or special waste as defined in, or prohibited or regulated by, any Environmental Laws including asbestos, asbestos-containing materials, radioactive materials, urea formaldehyde and PCBs (polychlorinated biphenyls).

1.1.32	“Contracts” means any oral or written agreement, indenture, contract, lease, deed of trust, licence, covenant, right-of-way, easement, right-to-purchase, option, instrument or other commitment.

1.1.33	“Current Assets” means, at any time, those assets of the Vendor relating to the Business, other than the Excluded Assets, and the Vendor’s Consolidated Interest in the assets of the Consolidated Equity Entities which, in accordance with GAAP applied on a basis consistent with the Domtar Annual Financial Statements and the provisions of Exhibit D (using a level of materiality appropriate to the Business), are shown in the Books and Records of the Vendor as Net Cash, Accounts Receivable, Inventories and prepaid expenses, but excluding Tenure Deposits and Proceeds of Loss.

1.1.34	“Current Liabilities” means, at any time, the aggregate amount of those liabilities of the Vendor at such time relating to the Business, other than the Excluded Liabilities, and the liabilities which, in accordance with GAAP applied on a basis consistent with the Domtar Annual Financial Statements and the provisions of Exhibit D (using a level of materiality appropriate to the Business) are shown in the Books and Records of the Vendor, as accounts payable and accrued liabilities including accrued holiday pay and bonuses, the current portion of silviculture liabilities and accrued trade liabilities as at that time for, and in respect of, any goods purchased by, or services performed for, prior to the Closing, plus the Vendor Consolidated interest in such current liabilities of the Consolidated Equity Entities.

1.1.35	“DFL Collective Agreement” means the Collective Agreement Between Weyerhaeuser Dryden Operations and Communications, Energy and Paperworkers, Union of Canada, Local 324, September 1, 2004 to August 31, 2009.

1.1.36	“Disclosure Statement” means the disclosure statement dated the date hereof, delivered by the Vendor to the Purchaser relating to certain matters concerning the Vendor, the Business and the Purchased Assets.

1.1.37	“Domtar Annual Financial Statements” means the 2006 annual audited consolidated financial statements of Domtar Inc.

1.1.38	“Ear Falls Land Parcel” has the meaning ascribed thereto in Section 5.17.

1.1.39	“Ear Falls Rail Line Parcel” means the land associated with the legal description in Exhibit L hereto.

1.1.40	“Elk Lake Amount” means the portion of the Purchase Price allocated to the associated Equity Interest pursuant to Section 2.4 hereof which shall not be included in the Purchase Price in the event that such Equity Interest cannot be transferred to the Purchaser as a result of the exercise of rights of first refusal or other rights pursuant to the relevant Equity Entities Agreements.

1.1.41	“Employees” means all of the employees who are Salaried Employees or Hourly Employees that are employed by the Vendor in connection with the Business, excluding the GRM Employees.

1.1.42	“Encumbrance” means any encumbrance of any kind whatsoever and includes, without limitation, a security interest, mortgage, lien, hypothec, pledge, charge, title retention agreement, option, security under Section 426 or Section 427 of the Bank Act (Canada), any covenant or other agreement, restriction or limitation relating to the transfer of the Purchased Assets and any (a) easement, (b) restrictive covenant, (c) right of way, (d) restriction, (e) encroachment or (f) title reservation of any kind with respect to real property.

1.1.43	“Environment” means the air above the land, the water (including surfacewater and groundwater) in, on and under the lands and the land (including soil, sediments and lands submerged under water) as well as all animals, plants, fish and other species using, or living, in such areas.

1.1.44	“Environmental Laws” means any domestic or foreign statute, law ordinance, rule, regulation, by-law or Order relating to the Environment, in each case binding on the Person referred to in the context in which such words are used including, for greater certainty, relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, remediation, release or disposal of any Contaminants, but excluding those relating to occupational health and safety.

1.1.45	“Environmental Liabilities” means any and all liability, claim, demand, obligation, cause of action, remediation, cost recovery action, investigation, proceeding, Order, violation, damage, Loss, judgment, penalty, or fine asserted by any third party (including any private party or Government Authority), arising out of, or relating to the Environment or Environmental Laws. “Environmental Liabilities” includes, without limitation, any cost of removing or disposing of any Contaminants, any cost relating to enforcement or legally required remedial actions, and any other cost or expense whatsoever, related to emissions or effluent containing Contaminants, whether onto or from the Lands or Leased Premises.

1.1.46	“Environmental Permits” means all permits, certificates, approvals, consents, authorizations, registrations, licences, exemptions, waivers or other Orders issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws.

1.1.47	“Equity Amount” has the meaning ascribed thereto in Section 2.2.3.

1.1.48	“Equity Entities” means Gogama Forest Products Inc., Elk Lake Planing Mill Limited, Nabakatuk Forest Products Inc., Olav Haavalsdrud Timber Company Limited and Anthony-Domtar Inc.

1.1.49	“Equity Entities Agreements” means all Contracts governing the Vendor’s rights and obligations in respect of the Equity Entities (including shareholders’ agreements, harvest rights and other agreements related thereto) as set forth in the Disclosure Statement.

1.1.50	“Equity Interests” means all of the Vendor’s right, title and interest in and to the shares, indebtedness, securities, joint venture, harvest and supply rights and other interests in the Equity Entities.

1.1.51	“Escrow Agent” means Ogilvy Renault LLP.

1.1.52	“Escrow Agreement” means the agreement entered into by the Parties and the Escrow Agent on the date hereof relating to the Break Fee in the form attached hereto at Exhibit E.

1.1.53	“Estimated Working Capital Amount” means the amount set out in the Estimated Working Capital Statement as determined in accordance with Section 2.5 and in accordance with the provisions of Exhibit D hereto.

1.1.54	“Estimated Working Capital Statement” means the statement of estimated Working Capital prepared by the Vendor in accordance with the provisions of Exhibit D hereto and certified by an authorized officer of the Vendor.

1.1.55	“Excess Cash” means all cash and cash equivalents of the Consolidated Equity Entities in excess of their normal working capital requirements in the ordinary course of their business.

1.1.56	“Excluded Assets” means any of the following property or assets:

1.1.56.1	all cash or cash equivalents on hand or in banks or other depositories;

1.1.56.2	the receivables referred to in paragraph (i) of the definition of Accounts Receivable;

1.1.56.3	all insurance policies held by the Vendor or its Affiliates and all recoveries or rights to same which relate to, or are in reimbursement of, any expenses incurred by the Vendor in respect of damages to, or Loss of, the Vendor relating to the Purchased Assets prior to the Closing Date;

1.1.56.4	all income Tax instalments paid by the Vendor, the right to receive any refund of Taxes paid by the Vendor, deferred Tax credits and other Tax credits including research and development Tax credits, refundable to the Vendor and all interest thereon;

1.1.56.5	the name Domtar (or any variation thereof), all trade or brand names, business names, trade-marks, trade-mark registrations and applications, service marks, service-mark registrations and applications, logos, copyrights and copyright registrations and applications incorporating the name Domtar or any variation thereof (including all domain names, e-mail addresses, intranet or extranet site contents and websites using in any way the name “Domtar” or any variation thereof), and all of the Goodwill relating to same, except the right to use same for a period of 30 days from the Closing Date as provided in Section 11.5;

1.1.56.6	all of the Benefit Plans except as to be specifically transferred to the Purchaser as provided in Article 8 and Exhibit C;

1.1.56.7	the Wabigoon sustainable forestry licence held or used by the Vendor, any Forest Tenure not specifically enumerated in the Disclosure Statement and, for greater certainty, the “Joe-Bob” and “Madelaine” fishing camps;

1.1.56.8	all freehold timberland property owned or held by the Vendor or its Affiliates;

1.1.56.9	all rights and benefits under foreign exchange contracts and derivatives on lumber, gas, energy and raw materials;

1.1.56.10	the LSQ Chips;

1.1.56.11	all information technology equipment, hardware and software not located at the Sawmills or currently shared as between the Business and the Vendor, unless otherwise specifically listed in the Disclosure Statement;

1.1.56.12	all rights (including recoveries or rights of reimbursement) in connection with the TechCana Matter and all rights of the Vendor pursuant to all pending proceedings relating to the operation of the Business before any court, arbitrator or administrative or regulatory body or other Governmental Authority, other than that specifically set out at 1.1.100.7 under the definition of “Purchased Assets”;

1.1.56.13	all Contracts relating exclusively to the GRM Mills, other than the GRM Contracts; and

1.1.56.14	any Intellectual Property not listed in the Disclosure Statement.

1.1.57	“Excluded Liabilities” means any and all Indebtedness, and any and all obligations and liabilities of the Vendor whether existing, accrued or accruing, whether direct, indirect or contingent and whether known or unknown at the Closing Date, which do not relate exclusively to the Business or the Purchased Assets, including:

1.1.57.1	any and all Taxes payable by the Vendor whether or not related exclusively to the Business or the Purchased Assets (including tax reassessments for prior years) except as expressly provided in Section 3.5;

1.1.57.2	liabilities of the Vendor incurred in connection with any business of the Vendor other than the Business;

1.1.57.3	liabilities relating to the Benefit Plans except as to be specifically assumed by the Purchaser as provided in Article 8 and Exhibit C;

1.1.57.4	all product liability claims and liabilities for warranty or product return claims relating to any finished goods or by-products of the Business sold and delivered by the Vendor in the period preceding the Closing Date;

1.1.57.5	all liabilities relating to the TechCana Matter and liabilities of the Vendor pursuant to any pending proceeding against the Vendor relating to the operation of the Business before the Closing Date before any court, arbitrator or administrative or regulatory body or other Governmental Authority except any liabilities specifically assumed by the Purchaser in Section 4.7, Section 8.4, or relating to any proceeding relating to the operation of the Business brought before any court, arbitrator or administrative or regulatory body or other Governmental Authority after the Closing, even if relating to facts which occurred before Closing;

1.1.57.6	all liabilities for post-retirement and other retirement benefits due or accruing to persons employed by the Business who retired prior to the Closing Date, other than for pension benefits and for post-retirement benefits relating to the Assumed Retirees as set out in Exhibit C;

1.1.57.7	all liabilities whatsoever for Payroll, severance pay, termination pay, notice, bonuses, Benefit Plans (including paying premiums and making contributions) for the GRM Employees;

1.1.57.8	all liabilities relating to the Hourly Employees referred to in Section 8.6;

1.1.57.9	the Nairn Centre Liabilities;

1.1.57.10	all liabilities relating to the Ear Falls Rail Line Parcel;

1.1.57.11	all statutory notice and statutory severance payable to Ontario Salaried Employees pursuant to the Employment Standards Act 2000 (Ontario) as a result of such Salaried Employees not accepting employment with the Purchaser on Closing pursuant to Article 8 hereof; and

1.1.57.12	all liabilities under any Contracts relating to the GRM Mills, other than pursuant to the GRM Contracts.

1.1.58	“Fibre Supply Agreements” means collectively the agreements relating to the supply of chips and hog fuel from the Business to the Vendor’s Dryden (including the overlapping agreement on hardwood), and Espanola pulp mills all substantially in the form set forth in the Disclosure Statement;

1.1.59	“Wood Segment Financial Information” means the internal management financial information for the “Wood Segment” (as defined in the Domtar Annual Financial Statements) for the year ended December 31, 2006 as defined in paragraph 6 of Exhibit A hereto and attached to the Disclosure Statement;

1.1.60	“Forest Tenures” means all of the forestry licences (CAAFs, sustainable forest licences and forest resource licences), harvesting rights, ministerial commitments, shares, interests in cooperative sustainable forest licences and other grants and other licences to harvest wood in Ontario and Quebec owned or held by the Vendor in respect of the Business, all as listed in the Disclosure Statement.

1.1.61	“GAAP” means generally accepted accounting principles in Canada.

1.1.62	“Gogama Amount” means the portion of the Purchase Price allocated to the associated Equity Interest pursuant to Section 2.4 hereof which shall not be included in the Purchase Price in the event that such Equity Interest cannot to be transferred to the Purchaser as a result of the exercise of rights of first refusal or other rights pursuant to the relevant Equity Entities Agreements.

1.1.63	“Gogama Put Amount” means the amount of funds paid by the Vendor to Gogama Forest Products Limited in the event Gogama Forest Products Limited requires after the date of this Agreement but prior to the Closing Date, the Vendor to purchase their shares in Gogama Forest Products Inc. pursuant to section 3.4 of the Unanimous Shareholders’ Agreement dated November 28, 2003.

1.1.64	“Goodwill” means the goodwill of the Business and information and documents related thereto, including lists of customers and suppliers, credit information research materials, and research and development files.

1.1.65	“Governmental Authority” means any domestic or foreign government whether federal, provincial, municipal, state or local and any Person, agency, authority (including the Competition Authorities), court, tribunal (including the Competition Tribunal), commission, commissioner (including the Commissioner) or other regulatory body of any kind whatsoever constituted by such government.

1.1.66	“GRM Employees” means any and all past or present employees (hourly or salaried) of the Vendor at or in connection with the GRM Mills;

1.1.67	“GRM Contracts” means the Contracts relating to the GRM Mills to be assumed by the Purchaser on Closing, limited to those expressly set forth in the Disclosure Statement.

1.1.68	“GRM Mills” means the Vendor’s Grand-Remous and Malartic Sawmills, the Lands upon which they are situated, the Leases, Licences and Permits related thereto, and related Personal Property and other assets;

1.1.69	“Haavalsdrud Amount” means the portion of the Purchase Price allocated to the associated Equity Interest pursuant to Section 2.4 hereof which shall not be included in the Purchase Price in the event that such Equity Interest cannot be transferred to the Purchaser as a result of the exercise of rights of first refusal or other rights pursuant to the relevant Equity Entities Agreements.

1.1.70	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) and the regulations promulgated thereunder, as amended from time to time.

1.1.71	“Indebtedness” means, without duplication, any liability of a Person for borrowed money or under any reimbursement obligation relating to a letter of credit, banker’s acceptance or note purchase facility, evidenced by a bond, note, debenture, indenture or similar instrument.

1.1.72	“Intangible Property” means all right, title and interest of the Vendor in and to the intangible assets and property used in or related exclusively to the Business including all telephone numbers, facsimile numbers, but specifically excluding any and all Intellectual Property.

1.1.73	“Intellectual Property” means all right, title and interest of the Vendor in and to the intellectual property used in or related exclusively to the Business including issued patents, inventions, pending applications for patents, copyrights, copyright registrations and applications, industrial designs and process, royalty rights, or other proprietary rights (and any applications related thereto), ISO registrations, dedicated computer software other than commercial off-the-shelf software, (including licences to use such computer software), engineering drawings and plans, technical specifications and ratings data, know-how, trade secrets, instruction manuals, formulae, industrial and production technology, process control technology, and similar rights used in the Ordinary Course of the Business listed in the Disclosure Statement.

1.1.74	“Inventories” means, at any time, all inventories wherever located, including (i) all finished goods (products held for sale), work in process (products at some stage of production), raw materials (including logs), and by-products (including chips, sawdust and shavings) and (ii) all other maintenance, repair and operating materials and supplies, including spare parts, fuels, and packaging material.

1.1.75	“Lands” means the fee simple lands and real and immovable property owned by the Vendor relating exclusively to the Business and upon which the Purchased Assets are situated, all of which are listed and described in the Disclosure Statement, together with all premises, buildings, structures, appurtenances, fixtures, private roads and other improvements situated thereon, therein and thereunder.

1.1.76	“Leased Premises” means the leased premises listed in the Disclosure Statement and other similar rights related to the Business and any other rights of a similar nature issued, subsequent to the date of this Agreement, to the Vendor for the benefit of the Business and which, in each case, do not expire before the Closing Date.

1.1.77	“Leases” means all the leases, offers to lease and other occupancy agreements related to the Leased Premises, all of which are listed in the Disclosure Statement.

1.1.78	“Letters of Credit” means the letters of credit and other documentary credits of the Vendor in connection with the Business or the Purchased Assets set forth in the Disclosure Statement.

1.1.79	“Licences and Permits” means all the licences, permits, certificates, approvals, consents, registrations, orders, grants and other authorizations and rights held by the Vendor and related to the Business including, but not limited to, the Forest Tenures, but specifically excluding the Environmental Permits.

1.1.80	“Loss” and “Losses” means any and all loss, liability, damage, cost or expense actually suffered or incurred by a Party (including the costs and expenses of all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, assessments, judgments, Orders, rulings, dues, penalties, fines, amounts paid in settlement or compromise, including court costs and reasonable legal fees and expenses).

1.1.81	“LSQ Agreements” mean the agreements to be entered into between the Vendor and the Purchaser relating to the servitudes and servitudes with rights of superficies required between the sawmill and the pulp mill at Lebel-sur-Quévillon, Quebec, in accordance with the general principles set out in the forms of agreements at Exhibit F hereto.

1.1.82	“LSQ Chips” means the wood chips situate at the LSQ Sawmill.

1.1.83	“LSQ Lease” means the lease to be entered into between the Vendor and the Purchaser at Closing relating to the LSQ Chips in accordance with the principles set out in Section 5.14.

1.1.84	“LSQ Sawmill” means the Sawmill located at Lebel-sur-Quevillon.

1.1.85	“Material Consents” means the Consents listed in the Disclosure Statement on the terms and conditions described herein.

1.1.86

 “Materially Adverse Change” or “Material Adverse Effect” means with respect to a Person, fact, circumstance, event, thing, term, right, obligation or other matter that (alone or in combination with one or more related Persons, facts, circumstances, events, things, terms, rights, obligations or other matters) such Person, fact, circumstance, event, thing, term, right, obligation or other matter significantly adversely affects or could reasonably be expected to significantly adversely affect the Purchased Assets, or the financial condition, results of operations, or liabilities of the Business, taken as a whole, other than any change, circumstance or effect which results from: (a) any change in domestic or international economic conditions, including fluctuations in currencies; (b) any change in the general market conditions in the forest products industry, including commodity price changes or fluctuations in market demand; (c) any change in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); or (d) the taking of any action contemplated in this Agreement or the other agreements contemplated hereby, including the announcement of the transactions contemplated by this Agreement.

1.1.87	“Nabakatuk Amount” means the portion of the Purchase Price allocated to the associated Equity Interest pursuant to Section 2.4 hereof which shall not be included in the Purchase Price in the event that such Equity Interest is not able to be transferred to the Purchaser as a result of the exercise of rights of first refusal or other rights pursuant to the relevant Equity Entities Agreements.

1.1.88	“Nairn Centre Liabilities” is the statutory notice and statutory severance payable pursuant to the Employment Standards Act, 2000 (Ontario) to each Nairn Hourly Employee who is on layoff as of the Closing Date, and who is not recalled following the Closing Date, and who either renounces the right of recall or whose right to be recalled pursuant to the Nairn Centre Sawmill Collective Agreement expires.

1.1.89	“Net Cash” means, at any time, the Vendor’s Consolidated Interest in the amount of cash and cash equivalents held by the Consolidated Equity Entities net of the amount of any Indebtedness (including accrued interest) of the Consolidated Equity Entities.

1.1.90	“Order” means any legally binding order, decision, determination, judgment, injunction, decree, award or writ of any court, arbitrator or Governmental Authority, or other Person who is authorized to make legally binding determinations.

1.1.91	“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person, provided that, when used in relation to the GRM Mills (or any Sawmill on permanent or temporary shutdown at the time of this Agreement or the Closing Date, as applicable), “Ordinary Course” shall be deemed to refer to the current practices of the Vendor in relation to the GRM Mills or to such other Sawmills on permanent or temporary shutdown.

1.1.92	“Other Transaction Documents” has the meaning ascribed thereto in paragraph 1 of Exhibit A.

1.1.93	“Parties” means the Purchaser and the Vendor, and “Party” means any one of them.

1.1.94	“Payroll” means those monies paid or payable to Employees in respect of work or pursuant to the provisions of a contract or agreement in respect of work, including the Collective Agreements, and including money required to be paid for an Employee’s benefit to a fund, insurer or other Person or to a Government Authority in respect of statutory withholdings.

1.1.95	“Permitted Encumbrances” means:

1.1.95.1	the reservations, limitations, provisions or conditions expressed in the original grants from the Crown of any of the Lands and the statutory exceptions to title currently applicable to those Lands;

1.1.95.2	exceptions and reservations in favour of other grantors, restrictive covenants, easements, servitudes, rights-of-way, mineral claims, reservations of under surface rights, agricultural land reserve notations, other similar rights or agreements and any Encumbrance, in any such case, as presently registered against title to any of the Lands;

1.1.95.3	charges granted by public utilities or the holders of the interests described in Section 1.1.95.2 above in respect of their interests, if any, in the Lands;

1.1.95.4	a claim of right, title or jurisdiction which may be made or established by any aboriginal peoples by virtue of their status as aboriginal peoples to or over any lands, waters or products harvested therefrom;

1.1.95.5	undetermined or inchoate liens and charges incidental to current construction or current operations which have not been filed or registered in accordance with Applicable Law or of which written notice has not yet been duly given in accordance with Applicable Law or that relate to an obligation not yet due or delinquent, which in each case relate to obligations or liabilities assumed by the Purchaser at the Closing Date;

1.1.95.6	the interests of the lessor or conditional sale vendor in respect of any item of Personal Property which is leased or purchased conditionally in the Ordinary Course of the Business;

1.1.95.7	any (A) rights reserved to or vested in any Governmental Authority to control or regulate the Purchased Assets, or to limit the use of such Purchased Assets in any manner which does not materially impair the use of such Purchased Assets for the purposes for which it is held by the Vendor, (B) obligations or duties to any Governmental Authority with respect to any franchise, grant, licence, lease or permit relating to any period after Closing and the rights reserved or vested in any Governmental Authority to terminate any such franchise, grant, licence, lease or permit or to condemn or expropriate any property, and (C) zoning laws, other land use laws, or Environmental Laws and ordinances of any Governmental Authority encumbering the Purchased Assets;

1.1.95.8	the other Encumbrances listed in the Disclosure Statement as Permitted Encumbrances; and

1.1.95.9	such other non-financial rights, liens, minor imperfections of title, encroachments and encumbrances which have been granted, or arose, in the normal course of the Business and do not, when regarded individually or as a whole, affect materially the value of the Purchased Assets or impair their use in the Business in the Ordinary Course.

1.1.96	“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, association, joint-stock company, trust, society, incorporated organization or any other similar entity.

1.1.97	“Personal Property” means:

1.1.97.1	all of the machinery, plant, equipment, trade fixtures, tools, furnishings, goods in process, accessories, two hew saws located at the Vendor’s site in Ste. Aurelie, Quebec, bridges, trucks, trailers, automobiles, tractors, vehicles and similar equipment (including spares and accessories), supplies, parts and boats used exclusively in the Business, including those listed in the Disclosure Statement;

1.1.97.2	all of the Vendor’s right, title and interest in and to all computer hardware located at the Sawmills excluding any such hardware not related exclusively to the Business unless otherwise specifically listed in the Disclosure Statement.;

1.1.97.3	the interests of the Vendor under any lease or conditional sales agreement of any equipment, plant, machinery or vehicles used exclusively in the Business including those listed in the Disclosure Statement;

1.1.97.4	any benefits under all insurance policies related to the Business or the Purchased Assets in respect of claims based on occurrences prior to the Closing Date, except with respect to benefits relating to the reimbursement of expenses incurred by the Vendor in respect of a Loss of the Vendor relating to the Business or the Purchased Assets prior to Closing Date; and

1.1.97.5	any additional personal property related exclusively to the Business and acquired by the Vendor subsequent to the date of this Agreement.

1.1.98	“Post-Closing Working Capital Statement” means the statement of Working Capital prepared by the Purchaser in accordance with the provisions of this Agreement and those in Exhibit D.

1.1.99	“Proceeds of Loss” means any proceeds of insurance for any Purchased Assets that are damaged or destroyed by fire or other casualty or compensation or seizure of any Lands by any Governmental Authority.

1.1.100	“Purchased Assets” means the Intellectual Property and all of the other properties, assets, undertaking and rights, real (immovable) and personal (movable), tangible (corporeal) and intangible (incorporeal), of every kind and description that are owned or used by the Vendor, or to which the Vendor is entitled, relating exclusively to the conduct of the Business, including:

1.1.100.1	the receivables referred to in paragraph (ii) of the definition of Accounts Receivable, the Inventories and prepaid expenses;

1.1.100.2	the Lands;

1.1.100.3	the Personal Property;

1.1.100.4	the Softwood Quotas;

1.1.100.5	the Sawmills and Woodland Operations;

1.1.100.6	the Equity Interests;

1.1.100.7	the pending proceeding listed in the Disclosure Statement;

1.1.100.8	the rights and benefits under the Contracts in respect of the Business, the Leases and the Licences and Permits including the Forest Tenures (including, in the case of any Licences and Permits that cannot be assigned, the Vendor’s rights to and interest in any replacement or new Licences or Permits issued to the Purchaser in their place and stead); and

1.1.100.9	the Books and Records, the Intangible Property and the Goodwill; but excluding the Excluded Assets.

1.1.101	“Regulatory Approvals” has the meaning ascribed thereto in Section 5.5.1.1.

1.1.102	“Sawmills” means the timber processing facilities owned by the Vendor comprised of: (i) six sawmills in Quebec (being Val d’Or, Matagami, Ste. Marie de Beauce, Malartic, Lebel-sur-Quevillon and Grand-Remous); (ii) the sharpening facility in Val-D’Or; (iii) the remanufacturing facility in Sullivan; and (iv) four sawmills in the province of Ontario (being White River, Nairn Centre, Timmins and Ear Falls).

1.1.103	“Sawmill Variance Analysis” means the monthly operating report for each Sawmill.

1.1.104	“Softwood Quotas” means all of the Vendor’s right, title and interest in any and all softwood lumber quotas allocated under the Canada – United States Softwood Lumber Agreement, as set forth in the Disclosure Statement.

1.1.105	“Tax Elections” means the tax elections referred to in Sections 3.6 and 3.8.

1.1.106	“Taxes” means all taxes, duties, levies, charges, withholding charges, assessments, reassessments and fees (including interest and penalties on any such amounts), of whatsoever nature or kind lawfully levied, assessed or imposed by any Governmental Authority, including contributions to governmental plans or programs.

1.1.107	“TechCana Matter” means the letter of intent between the Vendor and TechCana Inc. dated March 1st, 2006 and all transactions entered into in connection therewith.

1.1.108	“Tenure Deposits” means the amounts in trust deposited pursuant to SFL trust arrangements in connection with Forest Tenures in Ontario.

1.1.109	“Termination Date” has the meaning ascribed thereto in Section 3.1.

1.1.110	“Time of Closing” means 9 a.m., Montréal time, on the Closing Date or such other time as the Parties agree in writing that the Closing shall take place.

1.1.111	“Trout SFL” means the Trout Lake sustainable forest licence in Ontario held by the Vendor.

1.1.112	“TS Agreement” means the agreement to be entered into between the Vendor and the Purchaser in accordance with the principles and terms set out at Exhibit K hereto.

1.1.113	“Valuation Date” has the meaning ascribed thereto in Section 2.5.

1.1.114	“Vermilion Amount” means the portion of the Purchase Price allocated to the number of Class A shares of the Vendor (on a per share basis) in Vermilion Forest Management Company Limited pursuant to Section 2.4 hereof which shall not be included in the Purchase Price in the event any number of such shares cannot be transferred to the Purchaser as a result of the exercise of rights of first refusal or other rights by other parties to the shareholders agreement relating to Vermilion Forest Management Company Ltd. in question.

1.1.115	“Warranty Claim” has the meaning as ascribed thereto in Section 4.5.

1.1.116	“White River Letter of Credit” means the letter of credit No. 112558 as listed at item 1 of the section of the Disclosure Statement relating to letters of credit.

1.1.117	“Woodland Operations” means the woodland and forestry operations (including silviculture activities) of the Vendor in Quebec and Ontario located at or conducted upon the Forest Tenures, including deposits and prepaids in respect thereof (including Tenure Deposits or other similar trusts related to Forest Tenures) and including all machinery, inventories, roads, bridges, supplies, rights of way, access rights and other assets related thereto.

1.1.118	“Working Capital” has the meaning ascribed thereto in EXHIBIT D.

1.2	Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3	Gender and Number. Words and defined terms importing the singular shall include and have a comparable meaning when used in the plural, and vice versa, and words importing gender include all genders.

1.4	Currency. All references to currency shall mean Canadian Dollars unless otherwise expressly provided.

1.5	Disclosure Statement and Exhibits. The Disclosure Statement and the following Exhibits attached hereto are integral to and form part of this Agreement:

Exhibit	Description

A	Representations and Warranties of the Vendor

B	Representations and Warranties of the Purchaser

C	Pension and Benefits Separation Issues

D	Working Capital Principles and Methodology

E	Escrow Agreement

F	LSQ Agreements

G	TS Agreement Term Sheet

H	Form of Counsel Opinions

I	Capital Expenditures

J	GRM Business Plan

K	Forestry Stewardship Commitment

L	Ear Falls Rail Line Parcel

M	Vermilion B2B Agreement

1.6	Ear Falls Sawmill. The Parties acknowledge and agree that the portion of the Purchased Assets comprising the Sawmill located at Ear Falls, Ontario and the Purchased Assets related thereto ,including the Trout SFL and the Ear Falls Rail Line Parcel and Ear Falls Land Parcel, if applicable, (in this Section 1.6 the “Ear Falls Assets”) to be sold and transferred by the Vendor to the Purchaser pursuant to this Agreement are legally and beneficially owned by the Vendor’s Affiliate, Domtar Pulp and Paper Products Inc., a Canadian corporation (in this Section 1.6 “WY Co”). The Vendor hereby covenants and agrees:

1.6.1	to, and to cause WY Co on the Closing Date to, take all such actions, execute all such transfers and instruments and do all such other things as may be necessary or desirable to transfer such Ear Falls Assets to the Purchaser pursuant to the terms hereof;

1.6.2	to execute and perform or cause WY Co to execute and perform all covenants and agreements in respect of such Ear Falls Assets pursuant to the terms hereof;

1.6.3	that all references to the Vendor herein in reference or related to or in the context of the Ear Falls Assets shall and shall be deemed to include WY Co for all purposes; and

1.6.4	to be wholly liable and responsible to the Purchaser for the completeness and accuracy of all representations and warranties and the performance of obligations, consents and agreements in respect of such Ear Falls Assets pursuant to the terms hereof including causing WY Co to comply with this Section 1.6.

1.7	Section Headings and References. All Section headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. Unless otherwise indicated, references to Articles or Sections are to Articles or Sections in the main body of this Agreement and references to paragraphs are references to numbered paragraphs in the Exhibits.

1.8	Knowledge. All statements in this Agreement that are qualified “to the best knowledge of the Vendor”, “to the knowledge of the Vendor”, “its information and belief” and terms of similar import shall mean to the actual knowledge of (i) Patrick Loulou, Jean-François Merette and Patrick Bélisle, (ii) Brian Nicks and Bernard Senécal solely with respect to the representation made at paragraph 16 of Schedule A and (iii) Linda Bélanger and Stewart Marcoux solely with respect to the representations made in paragraph 33 of Schedule A, as representatives of the Vendor, after reasonable inquiry.

1.9	Time of Essence. Time is of the essence of this Agreement.

1.10	Conflict. In the event of any conflict between the provisions of the body of this Agreement, the Disclosure Statement and the Other Transaction Documents, the provisions of the body of this Agreement shall prevail.

1.11	Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Applicable Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. Disclosure of a matter in one section of the Disclosure Statement, as the case may be, shall not be interpreted as identifying an exception to a representation or warranty in this Agreement that is referenced in another section of the Disclosure Statement.

2.	PURCHASE AND SALE OF ASSETS

2.1	Purchase and Sale of Assets. Upon and subject to the terms and conditions of this Agreement, the Vendor hereby agrees to sell and transfer to the Purchaser, and the Purchaser hereby agrees to purchase and acquire from the Vendor, the Purchased Assets.

2.2	Purchase Price. The consideration (the “Purchase Price”) for the Purchased Assets shall be the aggregate of:

2.2.1	$236,650,000; and

2.2.2	plus or minus (as applicable) the Working Capital;

2.2.3	minus (as applicable) the Gogama Amount, the Elk Lake Amount, the Nabakatuk Amount, the Haavalsdrud Amount, the Anthony Amount and/or the Vermilion Amount (the “Equity Amount”);

2.2.4	plus (as applicable) the Gogama Put Amount; and

2.2.5	the assumption of the Assumed Liabilities,

(collectively, the “Purchase Price”).

2.3	Payment. The Purchaser shall pay the Purchase Price to the Vendor by:

2.3.1	paying to or to the order of the Vendor, $236,650,000 plus or minus (as applicable) the Estimated Working Capital Amount and minus (as applicable) the Equity Amount and plus (as applicable) the Gogama Put Amount, by bank draft, certified cheque or wire transfer, or where required by the Vendor, by electronic funds transfer in accordance with the Canadian Payments Association’s Large Value Transfer System of, a Schedule 1 chartered bank under the Bank Act (Canada), payable at par in Montreal, Quebec, of immediately available funds on the Closing Date; and

2.3.2	the assumption of the Assumed Liabilities.

2.4	Allocation of Purchase Price. The Purchase Price shall be allocated in accordance with the provisions set forth in the Disclosure Statement. The Parties shall report the purchase and sale of the Purchased Assets in any Tax returns and other agreements and instruments in accordance with such allocations.

2.5	Determination of Estimated Working Capital. Not less than five Business Days prior to the Closing Date, the Vendor shall prepare and deliver to the Purchaser two copies of the Estimated Working Capital Statement setting forth its good faith estimate of the Estimated Working Capital Amount. The calculation of the Estimated Working Capital Amount in the Estimated Working Capital Statement shall be prepared in accordance with the principles and methodology set forth in Exhibit D hereto and based upon the Vendor’s financial statements as at the end of the month prior to, other than as set out in Section 3.1, the last day prior to the Closing Date (the “Valuation Date”), adjusted and estimated to the Valuation Date.

2.6	Inventory Valuation. On the Valuation Date, the Vendor and the Purchaser shall take and prepare a physical count of the Inventories as of the close of business on such date. The Accountants shall observe the physical count of the Inventories. The Vendor and the Purchaser shall on such date attempt in good faith to agree on the physical count of the Inventories. In the event that the Vendor and the Purchaser are unable to agree on the physical count of the Inventories, the Accountants shall on such date make a final determination thereof which shall be binding on the Parties.

As soon as reasonably practicable after the Closing Date (but no later than 5 Business Days thereafter), the Vendor shall prepare and deliver to the Purchaser a statement setting forth the value of the Inventories as of the close of business on the Valuation Date calculated in accordance with the provisions of Exhibit D. The Purchaser shall review this calculation and the Parties shall attempt in good faith to agree on the value of the Inventories within 4 Business Days of the delivery of the calculation. In the event that the Vendor and the Purchaser are unable to agree on the calculation of the value of the Inventories, the Accountants shall make a final determination of such value in accordance with the provisions of Exhibit D which shall be binding on the Parties.

2.7

Preparation of Post-Closing Working Capital Statement. As soon as reasonably practicable after the Closing (but not later than 30 days thereafter), the Purchaser shall prepare and deliver two copies of the Post-Closing Working Capital Statement to the Vendor. The Purchaser shall provide the Vendor’s representatives with such co-operation as they may reasonably require to enable them to prepare the statement referred to in the second paragraph of Section 2.6 and to review the Post-Closing Working Capital Statement. As soon as reasonably practicable after delivery of the Post-Closing Working Capital Statement (but not later than 30 days thereafter), the Vendor shall advise the Purchaser in writing whether the Post-Closing Working Capital Statement is agreed to by the Vendor and if not, specifying the matters not agreed to (the “Disputed Matters”) and, in such case, the Disputed Matters shall be referred to the Accountants for determination and, if deemed appropriate by the Accountants, for a recalculation of the Certified Working Capital. For the avoidance of doubt, the value of the Inventories to be included in the Post-Closing Working

Capital Statement shall be that finally determined in accordance with Section 2.6 and this matter shall not be subject to any further review by any of the Parties or by the Accountants. The Accountants shall decide on the Disputed Matters as follows:

2.7.1	the Accountants shall be instructed to only resolve the Disputed Matters and not to otherwise investigate any other matters independently;

2.7.2	in considering the Disputed Matters, the Accountants shall follow, and be governed by, the application of the principles, methodology and standards as set out in Exhibit D hereto and the Purchaser and Vendor shall make available to the Accountants all documents and information necessary for their decision; and

2.7.3	the Accountants shall give the Parties the opportunity to discuss the Disputed Matters and explain their position prior to rendering their decision and each Party shall have the right to an oral hearing with the Accountants.

Upon completion of their determination of any Disputed Matters and, if necessary, the recalculation of the Certified Working Capital, the Accountants shall advise the Purchaser and the Vendor in writing of their determination and recalculation (the “Accountants’ Determination”) which shall be final and binding. The Accountants’ Determination shall be rendered no more than thirty (30) days from receipt of the referral. On the third Business Day following the day that the Vendor advises the Purchaser of the Vendor’s agreement with the Post-Closing Working Capital Statement or, as applicable, upon the Accountants’ Determination becoming final and binding:

2.7.4	if the Certified Working Capital exceeds the Estimated Working Capital Amount (the amount of the difference referred to as the “Adjustment Amount” in this Section 2.7.4), the Adjustment Amount shall be paid to the Vendor by the Purchaser by wire transfer, certified cheque or bank draft in immediately available funds; or

2.7.5	if the Certified Working Capital is less than the Estimated Working Capital Amount (the amount of the difference referred to as the “Shortfall Amount”) in this Section 2.7.5, the Shortfall Amount shall be paid by the Vendor to the Purchaser by wire transfer, certified cheque or bank draft in immediately available funds.

2.8	Cost of Accountants. The fees, costs and expenses in respect of the services provided by the Accountants under Sections 2.6 and 2.7 shall be borne 50% by the Purchaser and 50% by the Vendor.

2.9

Bulk Sales and Retail Sales Compliance. The Purchaser hereby waives compliance by the Vendor on Closing with the provisions of the Bulk Sales Act (Ontario) and with section 6 of the Retail Sales Tax Act (Ontario) and the equivalent provisions of similar Applicable Laws in any other province or territory of Canada and in consideration thereof, the Vendor shall indemnify and save the Purchaser harmless for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees) actually suffered or incurred by it (each, a “Bulk Loss”), arising out of or resulting from any failure to comply with such Applicable Laws; provided that the Vendor shall have no liability pursuant to this Section 2.9 for any Bulk Losses arising out of or resulting from any Assumed Liabilities.

3.	CLOSING MATTERS

3.1	Closing. The Closing of the sale and purchase of the Purchased Assets shall, subject to the satisfaction or waiver of the conditions set out in Article 6 at least seven (7) Business Days prior to the Closing Date (as defined below) (other than those to be satisfied as part of the Closing), take place at the offices of Ogilvy Renault LLP at the Time of Closing on the earlier of November 1, 2007, November 30, 2007 and December 31, 2007 (the day on which such Closing takes place being the “Closing Date”), or at such other place, time or date as the Parties may agree. In the event the Business Financial Information is delivered to the Purchaser (i) after September 15, 2007, the Closing Date will be no earlier than November 30, 2007 and (ii) after October 15, 2007, the Closing Date shall be no earlier than November 30, 2007. In the event the Closing shall not have occurred by December 31, 2007 (the “Termination Date”) the agreement may be terminated by either the Vendor or the Purchaser by notice in writing to the other Party. In the event that the Closing Date is on November 30 or December 31, for the purposes hereof the Valuation Date shall be on the same date as the Closing Date and the Closing shall be effective at the last moment in time on the Closing Date.

3.2	Transfer and Delivery of Purchased Assets. On the Closing, the Vendor shall execute and deliver to the Purchaser all such bills of sale, assignments, instruments of transfer, deeds, notarial deeds, certificates, assurances, and other documents, as shall be reasonably necessary or desirable to transfer the Purchased Assets to the Purchaser.

3.3	Assumed Liabilities. On the terms and subject to the conditions herein contained, on the Closing Date the Purchaser will assume and thereafter pay, perform, discharge and satisfy (without duplication) the Assumed Liabilities and the Purchaser will indemnify (in accordance with Article 9 hereof) and save the Vendor against any claims, demands, actions, causes of action, damages and Loss suffered by the Vendor by reason of the failure of the Purchaser to pay or discharge any of the obligations in connection with the Assumed Liabilities and all other obligations and liabilities arising in connection with the Purchaser’s ownership, operation and use of the Purchased Assets from and after the Closing Date.

3.4	Excluded Liabilities. The Purchaser will not assume and will not be liable for any of the Excluded Liabilities. The Vendor shall be solely liable and responsible for and will indemnify (in accordance with Article 9 hereof) and save the Purchaser harmless from and against any claims, demands, actions, causes of action, damages and Loss suffered by the Purchaser by reason of the failure of the Vendor to pay or discharge any of the obligations in connection with Excluded Liabilities.

3.5	Sales and Transfer Taxes. The Purchaser shall be responsible to pay when due any property transfer, sales, social service, goods and services and similar Taxes and any registration and transfer charges and fees payable in respect of the sale and transfer of the Purchased Assets. The Purchaser shall pay direct to the appropriate Governmental Authority all such Taxes, charges and fees payable by it in respect of the purchase and sale of the Purchased Assets under this Agreement, other than the goods and services tax imposed under Part IX of the Excise Tax Act (Canada) and any social service or sales tax imposed under Applicable Law payable in respect thereof, which shall be paid by the Purchaser to and collected by the Vendor. The Vendor shall pay such amounts paid to and collected by it to the appropriate Governmental Authorities in accordance with Applicable Laws.

3.6	Goods and Services Tax and Harmonized Sales Tax Election. The Purchaser and the Vendor shall jointly elect, under subsection 167(1) of Part IX of the Excise Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation imposing a similar social service or sales tax, that no Tax be payable with respect to the purchase and sale of the Purchased Assets under this Agreement. The Purchaser and the Vendor shall make such elections in prescribed form containing prescribed information and the Purchaser shall file such elections in compliance with the requirements of the applicable legislation. In the event that it is subsequently determined by a competent tax authority or a tribunal that any election referred to in this Section 3.6 is not applicable and that there is a liability of the Purchaser to pay, or of the Vendor to collect and remit, any such Tax on all or part of the Purchase Price, as the case may be, the Purchaser will be liable to pay any applicable Tax to the Vendor or to any competent tax authority, as the case may be, and the Purchaser shall indemnify the Vendor against all Taxes, damages, costs, claims, penalties and interest in connection with the imposition of such Tax.

3.7	Tax Election for Accounts Receivable. The Purchaser and the Vendor shall each execute and file a joint election under Section 22 of the Income Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation, within the prescribed time periods with respect to the accounts receivable referred to in paragraph (ii) of the definition of Accounts Receivable and to designate in such election form an amount equal to the portion of the Purchase Price allocated to the accounts receivable hereunder.

3.8	Tax Election for Future Obligations. If necessary, the Vendor and the Purchaser shall each execute and file a joint election under subsection 20(24) of the Income Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial legislation with respect to the deferred revenue obligations of the Vendor arising pursuant to certain contracts wherein the Vendor has undertaken to provide services or to deliver goods in the future and which, in consideration for the Vendor paying certain amounts to the Purchaser or transferring assets to the Purchaser which have a value equal to the elected amounts as payment for the assumption by the Purchaser of such obligations of the Vendor, are assumed by the Purchaser under this Agreement. In accordance with subsection 20(25) of the Income Tax Act (Canada) and any corresponding provincial or territorial provision, the Vendor and the

Purchaser shall file such elections by means of attaching a letter notifying the Canada Revenue Agency or any competent provincial or territorial tax authority of such election, on or before the earlier of the dates by which the Vendor or the Purchaser is required to file its income tax return for the taxation year in which such payment is made.

3.9	Unassignable Contracts, Leases and Licences and Permits. This Agreement or any document delivered hereunder shall not constitute an assignment of any rights, benefits or remedies (the “Rights”) under any Contracts, Leases or Licences and Permits that are not assignable by the Vendor to the Purchaser without the required consent of the other party thereto (the “Third Party”). To the extent any such consent is required and not obtained prior to the Time of Closing, and the Purchaser and the Vendor waive the satisfaction of the condition to Closing contained in Section 6.1.2 (if applicable), then, unless otherwise agreed by the Parties, to the extent permitted by Applicable Law and provided that the Purchaser pays all the reasonable costs and expenses of the Vendor to be incurred in carrying out its obligations under this Section 3.9:

3.9.1	the Vendor will, at the request and direction of the Purchaser, promptly assist the Purchaser in applying for and use all commercially reasonable efforts to obtain all Consents or approvals contemplated by those Contracts, Leases or Licences and Permits, in a form satisfactory to the Vendor and the Purchaser, acting reasonably;

3.9.2	the Vendor will only deal with or make use of such Rights in accordance with the directions of the Purchaser;

3.9.3	the Vendor will use all reasonable commercial efforts to take such actions and do such things as may be reasonably and lawfully designed to provide the benefits of those non-assignable Contracts, Leases and Licences and Permits to the Purchaser, including holding those Contracts, Leases and Licences and Permits in trust for the benefit of the Purchaser or acting as agent for the Purchaser;

3.9.4	the Vendor will promptly pay over to the Purchaser all such moneys collected by the Vendor, as applicable, in respect of such Contracts, Leases, Licences and Permits; and

3.9.5	the Purchaser shall perform and discharge on behalf of the Vendor all of the Vendor’s debts, liabilities, obligations or commitments, if any, in respect of those Contracts, Leases or Licenses and Permits in accordance with the terms thereof, provided that the Purchaser will indemnify the Vendor (in accordance with Article 9) against all liabilities, costs and expenses incurred by the Vendor arising out of the Vendor’s performance of such obligations and the Purchaser’s performance, or non-performance, of the Vendor’s obligations set forth in this Section 3.9, except for liabilities, costs and expenses incurred by the Vendor as a result of the Vendor’s own breach of the unassignable Contracts, Leases or Licences and Permits, or the Vendor’s gross negligence or wilful misconduct.

Unless otherwise agreed by the Parties, the obligations of the Vendor under this Section 3.9 shall continue for 180 days following the Closing Date. Nothing herein shall preclude the Vendor after the Closing Date from giving notice of termination of any Contract for which consent to assignment has not been obtained provided that such termination does not take effect prior to such 180-day period. For greater certainty, at the end of the foregoing 180-day period the Vendor will have no further liability to the Purchaser under this Section 3.9.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Vendor. The Vendor hereby makes the representations and warranties set out in Exhibit A hereto to the Purchaser, recognizing that the Purchaser is relying on such representations and warranties in entering into the transactions contemplated by this Agreement.

4.2	The Purchaser. The Purchaser hereby makes the representations and warranties set out in Exhibit B hereto to the Vendor, recognizing that the Vendor is relying on such representations and warranties in entering into the transactions contemplated by this Agreement.

4.3	Survival of Warranties by the Vendor. The representations and warranties made by the Vendor contained in this Agreement will survive the Closing and, notwithstanding the Closing, shall continue in full force and effect for the benefit of the Purchaser, subject to the following provisions:

4.3.1	Except as provided in Section 4.3.2, no Warranty Claim may be made or brought by the Purchaser after the date which is two years following the Closing Date, other than with respect to any claims made by the Purchaser in writing prior to the expiration of such period in accordance with Section 9.3.1.

4.3.2	Any Warranty Claim which is based upon fraud by the Vendor may be made or brought by the Purchaser at any time.

4.4	Survival of Warranties by Purchaser. The representations and warranties made by the Purchaser and contained in this Agreement will survive the Closing and, notwithstanding the Closing or any investigation made by or on behalf of the Vendor or any other Person or any knowledge of the Vendor or any other Person, shall continue in full force and effect for the benefit of the Vendor provided that no Warranty Claim may be made or brought by the Vendor after the date which is two years following the Closing Date.

4.5	Limitations on Warranty Claims. The liability of the Parties with respect to any claims for any breach of any representation or warranty in this Agreement (each a “Warranty Claim”) shall be subject to the following:

4.5.1	The amount of any damages which may be claimed by a Party pursuant to a Warranty Claim shall be calculated to be the Loss to such Party after giving effect to any insurance proceeds available to such Party and any and all recoveries from any other Persons against which there may be indemnity rights pursuant to Contracts in relation to the matter which is the subject of the Warranty Claim. A Party shall use all commercially reasonable efforts to collect such insurance proceeds or claims with respect to indemnity rights against other Persons under the Contracts.

4.5.2	That no Warranty Claim for Losses may be made by a Party for any individual item where the Loss relating thereto is less than fifty thousand dollars ($50,000) and any items which are less than such amount shall not be aggregated for the purposes of Section 4.5.3.

4.5.3	No Party shall be entitled to make any Warranty Claim until the aggregate amount of all Losses incurred by the Party as a result of all breaches of warranties contained in this Agreement, after taking into account Section 4.5.1, is equal to $1,750,000. After the aggregate amount of such Losses incurred by the Party exceeds $1,750,000, the Party shall be entitled to make Warranty Claims only in respect of Losses which exceed, in the aggregate $1,750,000.

4.5.4	Notwithstanding any other provisions of this Agreement or of any agreement, certificate or other document made in order to carry out the transactions contemplated hereby, the maximum aggregate liability of a Party in respect of all Warranty Claims will be limited to $35,000,000.

4.6	Purchaser’s Acknowledgement. The Vendor expressly disclaims, and the Purchaser acknowledges, that except for the representations and warranties set out in Exhibit A hereto, the Vendor has not made nor has the Purchaser relied upon any representations, warranties or conditions, expressed or implied, statutory or otherwise, relating to the Vendor, the Purchased Assets or the Business.

4.7	Environmental Indemnification Regarding the GRM Mills. The Vendor agrees to indemnify and save harmless the Purchaser and any Affiliate that acquires the GRM Mills pursuant to Section 7.3 hereof (in this Section 4.7 the “GRM Holder”) from fifty (50%) percent of all amounts paid in connection with Environmental Liabilities incurred by the GRM Holder relating solely to the GRM Mills, whether or not disclosed in this Agreement or otherwise known to the GRM Holder (in this Article 4, collectively, the “GRM Claims”), provided that:

4.7.1	such Environmental Liabilities incurred are required to be remediated, remedied or otherwise resolved as a result of a requirement of any Environmental Laws or any Order issued pursuant to Environmental Laws applicable to the GRM Mills;

4.7.2	the Purchaser will indemnify and save harmless the Vendor from fifty (50%) percent of all amounts paid in connection with any such Environmental Liabilities incurred by the Vendor before the Closing Date;

4.7.3	as applicable, the Purchaser shall provide a draft copy of, and consult with the Vendor and the Vendor shall provide a draft copy of, and consult with the Purchaser, with respect to any remediation plan prior to its submission to any Governmental Authority pursuant to any Environmental Law;

4.7.4	the indemnification obligations of the Vendor pursuant to this Section 4.7 shall terminate, with respect to anyone of the GRM Mills, or both, as applicable, on the earliest of (i) the date on which a GRM Mill is re-opened for any operations and (ii) the date which is eight years from the Closing Date;

4.7.5	any site remediation of the GRM Mills shall only be conducted to bring them into compliance with Environmental Laws or Orders relating to Environmental Laws for industrial zoned properties as at the Closing Date, unless any Lands comprising all or a portion of a GRM Mill site are rezoned and such rezoning does not result from any action or inaction of the Purchaser, in which case the Vendor’s obligation to indemnify the Purchaser under this Section 4.7 will continue to apply to such rezoned Lands;

4.7.6	the maximum aggregate obligation of the Vendor for the Environmental Liabilities in this Section 4.7 shall not exceed an amount equal to $2,000,000 for each one of the GRM Mills (for a maximum of $4,000,000 in the aggregate);

4.7.7	for greater certainty, in this Section 4.7, Environmental Liabilities shall include: (i) expenses incurred by external consultants in taking measures to investigate any Environmental Claims to the extent that such measures are reasonably necessary to comply with any Environmental Laws or Orders relating to Environmental Laws; and (ii) expenses and costs in taking such measures as are necessary to reduce, contain or remove any Contaminants to the extent that such measures are necessary to comply with any Environmental Laws or Orders relating to Environmental Laws; and (iii) expenses and costs incurred by external consultants for long-term groundwater monitoring pursuant to Environmental Laws or Orders relating to Environmental Laws; and

4.7.8	for greater certainty, a claim for indemnity with respect to a GRM Claim may only be made by the GRM Holder pursuant to this Section 4.7 (and not pursuant to Section 4.5 and/or Article 9 and a GRM Claim shall not be included in determining the maximum liability of a Party for Warranty Claims pursuant to Section 4.5.4).

5.	COVENANTS

5.1

Access and Information. To the extent in the Vendor’s possession or reasonably available to it, the Vendor shall make available to the Purchaser, its representatives and legal, accounting, financial, engineering and professional advisors and lenders after the date of execution of this Agreement reasonable access to the Purchased Assets, any Books and Records, Contracts, title documents, plans, reports (including forecasts), Licences and Permits, Leases, orders, books of account, accounting records, financial statements, plans, performance results, correspondence and all other documents and information relating thereto (including, if requested, copies thereof), and the senior management of the Business (including Patrick Belisle and Jean-François Merette) and of the Vendor during regular business hours and upon reasonable advance notice, and shall forthwith furnish, or cause to be furnished, to the Purchaser any existing financial and operating data or other information that is or becomes available in the ordinary course with respect to the Purchased Assets and the Business in order to assist the Purchaser in the preparation and review of transfer documents necessary for Closing, assist the Purchaser in connection with the transition of the Business and the Employees and facilitate the requests of the Purchaser’s lenders with the understanding and agreement that this provision shall not entitle the Purchaser to conduct additional due diligence activities with respect to the Business (including environmental due diligence) and that there shall be no obligation of the Vendor to consent to any access that could in any material respect be harmful to the Business in the event that Closing was not completed or that could violate Applicable Law. The Parties hereby agree that from the execution of this Agreement, until the Closing, all communications for the purposes of this Section 5.1 (other than with respect to Patrick Belisle and Jean-François Merette,) or for any other purpose generally relating to the Business, shall be directed to, or channelled through, (i) in respect of the Vendor, Patrick Loulou, Yves Binette and such other persons as Vendor may advise to ensure a smooth and efficient flow of communications and data and (ii) on behalf of Purchaser, Ken Shields and Harjit Sangra and such other persons as Purchaser may advise from time to time. All communications with or between other persons shall have been previously authorized by said representatives of Vendor and Purchaser, and the Parties further agree that after points of contacts have been established between representatives of the Purchaser and representatives of Vendors, and vice versa, no further authorizations or restrictions on communications shall be required or applicable in respect of such Persons with each other.

5.2	Operations Until Closing. Except as otherwise consented to in writing by the Purchaser, from the date of this Agreement until the Closing Date, the Vendor shall:

5.2.1	manage the Purchased Assets, conduct the Business and maintain the Books and Records in the Ordinary Course of the Business;

5.2.2	use all reasonable commercial efforts to, in the Ordinary Course, ensure that, on the Closing Date, the inventory of lumber, work-in-progress, chips, residuals, logs or finished wood product does not include any materials of a quality or quantity not useable or saleable in the Ordinary Course of the Business, the value of which have not been written down on the Books and Records to net realizable market value and will maintain inventory levels of the Business until the Closing Date in the Ordinary Course;

5.2.3	do all material repairs and maintenance to the Purchased Assets and take all such steps as are reasonably necessary or advisable in the Ordinary Course of the Business and to pay all expenses therefor;

5.2.4	promptly advise the Purchaser of any Materially Adverse Change; and

5.2.5	provide to the Purchaser the monthly Sawmill Variance Analysis in respect of the Business prepared by the Vendor in accordance with its past reports practice, as soon as practicable after their respective preparation.

5.3	Negative Covenants of the Vendor. Except as contemplated by this Agreement, or otherwise consented to in writing by the Purchaser, the Vendor covenants not to do or permit to be done any of the following, from the date of this Agreement until Closing:

5.3.1	Except as required by Applicable Law or pursuant to any Benefit Plans or Collective Agreements in accordance with their terms as at the date of this Agreement or in the Ordinary Course of Business: (i) grant or commit to any Employee any increase in compensation (other than routine increases in compensation consistent with past practice with respect to Salaried Employees not exceeding $250,000 in aggregate); (ii) grant or commit to any Employee any increase in severance or termination payments, or enter into new, or amend existing agreements respecting employment, compensation or termination (including Benefit Plans, bonuses, incentive compensation, pensions, supplemental pensions, non-pension employee or post-retirement benefits, retirement allowances, deferred compensation, insurance, profit sharing, and other forms of compensation or benefits) with such a Person, including pursuant to any amendment, replacement or extension of the Collective Agreements, provided that nothing in this Agreement shall preclude the Vendor from terminating an Employee or from paying annual bonuses and incentive compensation to Salaried Employees in the Ordinary Course of the Business;

5.3.2	Except in the Ordinary Course of the Business:

5.3.2.1	sell, transfer or otherwise dispose of, or agree to sell, transfer, pledge, lease, encumber or otherwise dispose of, any Purchased Assets other than obsolete or surplus assets or inventory in the Ordinary Course;

5.3.2.2	enter into any agreement which obligates the Vendor to pay more than $1,000,000 in the aggregate and that cannot be terminated without cost or liability to the Business on not more than 30 days notice;

5.3.3	Except in the Ordinary Course of the Business, relinquish any contractual rights of material value to the Business with respect to any Contracts, Leases or Licences and Permits or terminate, modify or amend any of the Contracts, Leases or any of the Licences and Permits to the extent such Contracts, Leases or Licences and Permits are of material value to the Business;

5.3.4	Make any changes to the existing accounting practices related to the Business, except as required by Applicable Law, a change in GAAP or provided herein;

5.3.5	Other than in respect of the limited matters relating to the GRM Mills pursuant to and in accordance with Exhibit J, solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any portion of the Purchased Assets (other than sales of inventory in the Ordinary Course of the Business and other than in accordance with Exhibit J) or participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Vendor will notify the Purchaser immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing;

5.3.6	Notwithstanding Sections 5.2 and 5.3, nothing in this Agreement shall be deemed to prohibit the Vendor from effecting temporary closures of Sawmills and start ups of Sawmills, other than the GRM Mills and the LSQ Sawmill, prior to Closing.

5.4	Independent Inquiry and Forward Looking Information.

(a)	The Purchaser acknowledges and agrees that it (i) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Purchased Assets and the Business, (ii) has been furnished with or given such adequate access to such information about the Purchased Assets and the Business as it has requested, (iii) has had independent legal, financial and technical advice relating to the Business and the terms of this Agreement and the documents to be executed pursuant hereto and (iv) will not assert any claim against the Vendor or any of its Affiliates, hold the Vendor or any of its Affiliates liable, for any inaccuracies, misstatements or omissions with respect to information (other than the representations and warranties of the Vendor contained in this Agreement) furnished by the Vendor concerning the Vendor, the Purchased Assets or the Business (including any information, documents or material made available to the Purchaser in certain “data rooms”, management presentations or any other form in expectation of the transactions contemplated by this Agreement). Any implied warranty or similar rights applicable to any of the transactions contemplated hereby under any Applicable Law of any jurisdiction is hereby expressly and irrevocably waived by each Party hereto to the fullest extent permitted by Applicable Law, and each Party hereto agrees that it shall not seek to enforce any such implied warranties or similar rights against the other Party.

(b)

In connection with the Purchaser’s investigation of the Business, the Purchaser has received and may hereafter receive certain estimates, projections and other forecasts for the Business, and certain plan and budget information (collectively, the “Forward Looking Information”). The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Purchaser is familiar with such uncertainties, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward Looking Information furnished to it, and that the Purchaser will not assert any claim against the Vendor or any of its Affiliates or hold the Vendor or any of its Affiliates liable with respect thereto.

Accordingly, the Vendor makes no representation or warranty with respect to any Forward Looking Information referred to in this Section 5.4(b).

5.5	Consents, Regulatory Approvals and Other Authorizations.

5.5.1	Each of the Parties shall take, or cause to be taken, all commercially reasonable actions and efforts and do, or cause to be done, all commercially reasonable things and promptly execute and file, or join in the execution and filing of, any application, filing or other document that may be necessary, proper or advisable to permit and diligently pursue the completion of the transactions contemplated by this Agreement and the performance of their obligations hereunder in accordance with the terms hereof, including obtaining the authorizations, Consents, Orders and approvals of all Governmental Authority or other Person which may be reasonably required, or which the Vendor may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement and the performance of its obligations hereunder, and shall co-operate with each other in connection therewith and provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection therewith. The obligations set forth in this Section 5.5 shall include, without limitation, the obligation of the Parties to use all commercially reasonable efforts to obtain as soon as reasonably possible and in any event, prior to the Closing Date:

5.5.1.1	the Consents, including undertaking any action required to obtain Competition Act Approval and approval under the HSR Act (the “Regulatory Approvals”);

5.5.1.2	as applicable, the re-issuance in the name of the Purchaser of new rights in replacement of any Leases or Licences and Permits (including the Forest Tenures) which cannot, or because of the practice of the applicable Governmental Authority will not, be transferred to the Purchaser by way of assignment; and

5.5.1.3	provide notice to, and obtain all necessary waivers, consents and approvals or releases from, other parties to Contracts, Leases, Licences and Permits and other agreements, understandings and documents to which it is a party or by which it or its properties are bound or affected.

The Vendor shall have primary responsibility to obtain the Consents to the assignment of the Contracts, Leases and the Licences and the Permits (other than the Forest Tenures, which shall be the primary responsibility of the Purchaser, with the understanding that the Vendor will co-operate with Purchaser and provide the Purchaser with any support and/or information reasonably requested with respect to same). The Parties will use reasonable commercial efforts (which in the case of the Purchaser shall not require it to expend monies other than for its out-of-pocket costs and expenses for advisors and agents in obtaining Consents) to try to cause any third party who is a party to a Contract which is to be assigned to the Purchaser to release the Vendor from any on-going liability arising under the Contract after the Closing Date. The Purchaser shall be responsible for obtaining the Regulatory Approvals and shall be responsible for payment of all filing fees, costs and other charges applicable to the applications for the Regulatory Approvals.

5.5.2	Without limiting the generality of the obligations of the Parties set forth in Section 5.5.1, the Parties further agree as follows:

5.5.2.1	Each Party to this Agreement agrees to make promptly (but in no event later than thirty (30) days following the date of this Agreement) its respective filings, if necessary, pursuant to the Competition Act and the HSR Act, respectively, in connection with the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the Competition Act and the HSR Act, respectively, or that may be reasonably requested by the Competition Authorities in connection therewith.

5.5.2.2	Each Party to this Agreement shall promptly notify the other Party of any communication it or any of its Affiliates receives from any Competition Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed communication by such Party to any Competition Authority. Neither of the Parties to this Agreement shall agree to participate in any meeting with any Competition Authority in respect of any filings, investigation (including any settlement of an investigation), litigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Competition Authority, gives the other Party the opportunity to attend and participate at such meeting. The Parties to this Agreement shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the Competition Act and the HSR Act. The Parties to this Agreement shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Competition Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the Business, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

5.5.2.3	If any of the Competition Authorities advise the Purchaser that it has concerns about the competitive impact of the transactions contemplated by this Agreement, the Purchaser shall use its best efforts to secure the necessary approval and consent of the Competition Authorities to complete the transactions contemplated by this Agreement and to avoid or eliminate any and every other impediment under the Competition Act and the HSR Act that may be asserted by any Competition Authority so as to enable the Parties hereto to successfully consummate the transactions contemplated by this Agreement as promptly as practicable, including negotiating, offering to take and, if such offer is accepted, effecting by consent agreement or order, hold separate arrangement, so as to enable the transactions contemplated by this Agreement to be completed as soon as practicable, but for greater certainty in no event shall the Purchaser be required by any Competition Authority to divest any Forest Tenures, Sawmills or other material assets.

5.5.2.4	The Purchaser shall not enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that could reasonably be expected to make it more difficult, or to increase the time required, to obtain the expiration or termination of the applicable waiting periods under the Competition Act and the HSR Act. Neither the Purchaser or the Vendor shall enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that could reasonably be expected to make it more difficult, or to increase the time required (i) to avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (ii) to obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

5.6	Notification Covenant regarding Representations. Each of the Parties will promptly advise the other of any event or circumstance which becomes known to it after the date of this Agreement that would render any representation or warranty of such other Party untrue in any material respect if made on and as of the Closing Date or would result in a material breach by such Party of its obligations under this Agreement. Prior to the Closing, each Party shall notify the other if such Party obtains knowledge that any representation or warranty in this Agreement is not true and correct in all material respects, or if such Party obtains knowledge of any material errors in, or omissions from, the Disclosure Statement.

5.7

Capital Expenditures. Notwithstanding the provisions of Section 5.2 or any other provision of this Agreement, the Vendor shall proceed with the capital expenditures as set forth in Exhibit I without any prior consent of the Purchaser. Upon reasonable evidence being provided, the Purchaser shall reimburse the Vendor for all third-party costs and expenditures incurred in respect thereof up to the amounts set forth in Exhibit I on the Closing Date.

5.8	Transition Services. The Parties shall diligently, promptly and in good faith work to settle and complete the TS Agreement as soon as practicable and, in any event, on or before Closing. If for any reason the TS Agreement is not executed on or before Closing, following Closing, the Vendor shall provide, or cause to be provided, to the Purchaser the services set out in Exhibit G in connection with the Business that are currently provided by the Vendor and its Affiliates, if applicable, so as to provide for the necessary continuity of the Business to the Purchaser until such time as the TS Agreement is executed. For greater certainty and notwithstanding any other provision of this Agreement, even if the TS Agreement is not executed, the Vendor shall in no circumstances cease providing the Purchaser with the services set out in Exhibit G.

5.9	LSQ Agreement. The Parties shall diligently, promptly and in good faith work to settle and complete the LSQ Agreements as soon as practicable and, in any event, on or before Closing. If for any reason the LSQ Agreements are not executed on or before Closing, following Closing, the Vendor and Purchaser shall respectively provide, or cause to be provided, if necessary for operations, the services and access set out in Exhibit F in connection with the Business until such time as the LSQ Agreements are executed.

5.10	Letters of Credit. The Purchaser shall arrange at Closing for, and provide, such guarantees as may be required to replace and release the Vendor from all Letters of Credit, with the exception of the White River Letter of Credit, for which the Vendor and the Purchaser agree to enter into an agreement on Closing, satisfactory to the Vendor, pursuant to which the Purchaser will effectively release the Vendor from the obligations under same and indemnify the Vendor for any liability resulting from same; provided that such agreement shall not be for a period longer than one year and shall provide that the Purchaser shall replace and release the Vendor with respect to such Letter of Credit on termination of same.

5.11	CAAF Protection. In the event the Vendor presents the Purchaser with an offer or inquiry with respect to an arms’ length transaction intended to preserve CAAF Forest Tenure volumes allocated to the Purchaser in connection with the Business, the Vendor agrees to consider such offer or inquiry in good faith and to review and assess such offer and inquiry in a reasonable manner taking into account the advantages of same to the Business.

5.12	Gogama Put. In the event Gogama Forest Products Limited requires the Vendor to purchase their shares in Gogama Forest Products Inc. pursuant to Section 3.4 of the Unanimous Shareholders’ Agreement dated November 28, 2003, the Vendor agrees to inform the Purchaser that such right has been exercised and to consider the views of the Purchaser with regards to the terms of such purchase prior to the payment for such shares by the Vendor.

5.13	Equity Participation. Subject to the conclusion of definitive agreements satisfactory to the Vendor, the Vendor agrees and undertakes, concurrently with the Closing, to invest in the common shares of the DTR Wood Acquisition Ltd. in an amount equal to the lesser of (i) $35,000,000; and (ii) 19.9% of the common share capital of the DTR Wood Acquisition Ltd. (after giving effect to all investments made in the common shares of the DTR Wood Acquisition Ltd. in connection with the Closing).

5.14	LSQ Chips. The Vendor and the Purchaser shall enter into a lease at Closing (the “LSQ Lease”) to store the LSQ Chips at the LSQ Sawmill as at the date hereof on the following terms:

5.14.1	the LSQ Lease fee shall be $1.00 per annum and shall be without recourse to, or liability of, the Vendor in any way;

5.14.2	the Purchaser shall have the sole right to terminate the LSQ Lease at any time if: (i) there is an Order to remove, dispose of or otherwise deal with the LSQ Chips; or (ii) the LSQ Chips pose an imminent danger to Persons or material adverse risk to the Environment, without any compensation or payment therefore to the Vendor and provided that any such removal, disposition or other dealing shall be at the Purchaser’s cost without recourse to, or liability of, the Vendor; and

5.14.3

following the tenth (10th) year of the LSQ Lease the Purchaser shall be entitled to remove, dispose of or otherwise deal with the LSQ Chips as it deems necessary or advisable without any compensation or payment therefore to the Vendor and without any recourse to, or liability of, the Vendor in connection with same.

5.15	Hardwood at Trout SFL. The Purchaser and the Vendor shall enter into an overlapping agreement, on Closing, in accordance with section 38(s) of the Crown Forest Sustainability Act (Ontario), and the regulations pursuant to such Act, to enable a “Forest Resource License” to be granted to the Vendor providing the Vendor with the sole right to harvest an annual volume of 170,000m3 of hardwood (poplar and birch) from the Trout SFL either under the authority of a second forest resource license or under the Trout SFL.

5.16	Intercompany Accounts. All intercompany trade payables and receivables between the Vendor (in relation to its business other than the Business) on the one hand and the Business on the other hand shall be extinguished immediately prior to the Closing Date and no such accounts shall be accrued for the purpose of calculating the Working Capital. For the avoidance of doubt, all other intercompany trade payables and receivable, being those between any Consolidated Equity Entity on the one hand and on the other hand (i) the Business or (ii) the Vendor (in relation to its business other than the Business) shall not be extinguished and such accounts shall be accrued for the purpose of calculating Working Capital.

5.17	Ear Falls Easement. In the event that the Vendor is not able to obtain the relevant consent from the committee of adjustments and any other applicable governmental authority prior to the Closing Date with respect to The Ear Falls Rail Line Parcel and any other abutting lands required to be conveyed in order to comply with the Planning Act (Ontario) (the “Ear Falls Land Parcel”), the Purchaser agrees to purchase the Ear Falls Land Parcel from the Vendor for no additional consideration at Closing as part of the Purchased Assets and agrees to grant an easement to the Vendor with respect to same for a period of 20 years, provided the Vendor shall do, or cause to be done, all acts and things as may be reasonably necessary to support the Purchaser’s application for title insurance in respect of the Ear Falls Land Parcel, including delivery of any statutory declaration to the Purchaser’s designated title insurer, in form and substance acceptable to said title insurer and all required title searches, off-title enquiries, historical studies and the preparation of a report on title addressed to the Purchaser’s designated title insurer, all as will be sufficient to enable the Purchaser to acquire title insurance on or before Closing on similar terms to other Lands insured by the Purchaser including the nullification of any transfer of title to any parcel comprising the Ear Falls Land Parcel or any parcels of real property comprising all or a portion of the Sawmill located at Ear Falls, as a result of any failure on the part of any person to comply with the provisions of the Planning Act (Ontario). For greater certainty, the Vendor shall be required to do all acts and things necessary to ensure that the title insurance available to the Purchaser on or prior to Closing for the Sawmill located at Ear Falls and the Ear Falls Land Parcel contains substantially the same insurance coverage as is available to the Purchaser in connection with the Sawmills located at Nairn Centre, Timmins and White River. The Purchaser agrees, at the Vendor’s cost, to assist and support the Vendor in seeking the consent of the committee of adjustments and any other applicable governmental authority for a perpetual easement or an easement of a shorter period in favour of the Vendor with respect to the Ear Falls Land Parcel.

In the event that it is later determined that the Vendor owned one or more adjacent parcels of land to the Ear Falls Land Parcel that was not included in the transfer to the Purchaser on Closing in contravention of the Planning Act (Ontario) (the “Additional Lands”), the Vendor covenants and agrees to hold the said parcel of Additional Lands in trust for the Purchaser and, to convey the said Additional Lands at no additional cost to the Purchaser and to assist with rectification of the title to the said, to forthwith deliver to the Purchaser a new transfer of lands, in registrable form, in connection with the lands forming part of the Sawmill located at Ear Falls, the Ear Falls Land Parcel and the Additional Lands and to assist with rectification of the title to the lands forming part of the Sawmill located at Ear Falls, the Ear Falls Land Parcel and the Additional Lands resulting from the violation of the Planning Act (Ontario).

5.18	Excess Cash in Equity Entities. At least 15 days prior to the Closing Date, the Vendor shall, to the extent permissible under the Equity Entities Agreements, use all commercially reasonable efforts to cause the Consolidated Equity Entities to dividend or distribute any Excess Cash to their shareholders.

5.19

Business Financial Information. The Vendor shall prepare the Business Financial Information as soon as practicable after the date hereof and in any event, on or prior to November 10, 2007, with the understanding and agreement of the Purchaser that

(i) the Business Financial Information, at the discretion of the Vendor, may be presented for either the three month period ending March 31, 2007 or the three-month period ending June 30, 2007 and (ii) although the Vendor shall use commercially reasonable efforts to include a cash flow statement in the Business Financial Information, it may determine that it cannot reliably provide same and, in such case, may at its discretion exclude the statement of cash flows from the Business Financial Information.

5.20	Dryden Forest Lands Collective Agreement. The Purchaser will, effective as of the Closing Date and by operation of Applicable Law, become bound by the DFL Collective Agreement and shall assume all of the Vendor’s obligations and liabilities thereunder as such liabilities and obligations relate to, and result from, the transfer of the Trout SFL and the completion of the transactions contemplated in this Agreement.

5.21	Vermilion B2B Agreement. The Parties will, as of the Closing Date, enter into an agreement in accordance with the principles set out in the letter agreement attached hereto at Exhibit M providing for the sale by the Vendor to the Purchaser of a certain quantity of SPF saw logs from forest resource licenses held by the Vendor in the Sudbury Forest and providing for an option of the Vendor to purchase from the Purchaser a certain quantity of pulpwood logs from the Purchaser from forest resource licenses to be held by the Purchaser in the Sudbury Forest.

6.	CONDITIONS OF CLOSING

6.1	Mutual Conditions. The obligation of the Vendor to complete the sale of the Purchased Assets contemplated by this Agreement and of the Purchaser to complete the purchase of the Purchased Assets as contemplated by this Agreement is subject to the satisfaction of each of the following conditions:

6.1.1	No Violations of Laws. No Applicable Law is in force, and no action has been taken under any Applicable Law by any Governmental Authority, and no Order of a court or Governmental Authority shall be in effect that: (a) makes it illegal or otherwise, directly or indirectly, restrains, enjoins or prohibits the completion of the transactions contemplated by this Agreement or (b) could reasonably be expected to impose any condition or restriction, (excluding any condition or restriction relating to the transfer of the Forest Tenures to the Purchaser herein) that, after Closing, has a Material Adverse Effect.

6.1.2	Material Consents. Each of the Material Consents shall have been obtained on or before the Time of Closing and, in respect of the Forest Tenures listed in the Material Consents, such consents shall be on terms satisfactory to the Parties, acting reasonably.

6.1.3	Competition Act. Competition Act Approval shall have been obtained.

6.1.4

HSR Act. All consents or approvals which may be required from Competition Authorities under the HSR Act in respect of the purchase and sale of the Purchased Assets shall have been obtained or all applicable waiting periods thereunder shall have expired or notice of earlier termination received without any action being taken or threatened by any competent Governmental Authority which would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by this Agreement.

The foregoing conditions are inserted for the mutual benefit of the Vendor and the Purchaser and may be waived in whole or in part only if jointly waived in writing by the Vendor and the Purchaser.

6.2	Conditions for the Benefit of the Purchaser. The obligation of the Purchaser to complete the purchase of the Purchased Assets at the Closing as contemplated by this Agreement is subject to the satisfaction of each of the following conditions:

6.2.1	Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement shall be true and correct in all material respects at the date hereof and at the Time of Closing (except for representations and warranties already subject to a materiality qualification, which shall be true and correct in all respects at the date hereof and at the Time of Closing) as if made at and as of each such date and time;

6.2.2	Covenants. The covenants and agreements of the Vendor to be performed prior to or at the Time of Closing shall have been duly performed in all material respects; and

6.2.3	Materially Adverse Change. There shall have been no Materially Adverse Change since the date of the Wood Segment Financial Information.

The foregoing conditions are for the exclusive benefit of the Purchaser and may be waived, in writing, by the Purchaser, in whole or in part; provided that in determining whether any of the conditions in this Section 6.2 have been satisfied, the conditions in this Section 6.2 shall be read without considering the representation at paragraph 7 of Exhibit A relating to the Business Financial Information or the contents of the Business Financial Information. The Parties however acknowledge that nothing in this paragraph shall prohibit or affect the rights of the Purchaser to any indemnification with respect to paragraph 7 of Exhibit A in accordance with the terms of Section 9.1 of this Agreement.

6.3	Conditions for the Benefit of the Vendor. The obligation of the Vendor to complete the sale of the Purchased Assets at the Closing as contemplated by this Agreement is subject to the satisfaction of each of the following conditions:

6.3.1	Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at the date hereof and at the Time of Closing as if made at and as of each such date and time; and

6.3.2	Covenants. The covenants and agreements of the Purchaser to be performed prior to or at the Time of Closing shall have been duly performed in all material respects.

The foregoing conditions are for the exclusive benefit of the Vendor and may be waived, in writing, by the Vendor, in whole or in part.

6.4	Termination. This Agreement may be terminated by notice given prior to or at the Closing as follows:

6.4.1	by mutual written agreement of the Parties;

6.4.2	by the Purchaser by notice in writing to the Vendor if any condition in Sections 6.1 and 6.2 has not been satisfied by the Closing Date and the Purchaser has not waived such condition on or before such date;

6.4.3	by the Vendor by notice in writing to the Purchaser if any condition in Sections 6.1 and 6.3 has not been satisfied by the Closing Date and the Vendor has not waived such condition on or before such date;

6.4.4	as provided in Section 3.1, by any Party by notice in writing to the others if any condition in Article 6 has not been satisfied by the Termination Date and the Parties have not waived such condition on or before such date; or

6.4.5	by the Vendor pursuant to the terms of Section 6.5 hereof;

provided that either the Vendor or the Purchaser may also bring an action against the other for damages suffered where the non-performance or non-fulfilment of the relevant condition is a result of a breach of a covenant, representation or warranty contained in this Agreement by the others and such Party has not used all reasonable commercial efforts to cure such breach prior to the Closing.

6.5	Break Fee. In the event that the conditions to Closing at Sections 6.1 and 6.2 have been satisfied and the Vendor has confirmed to the Purchaser in writing that it is prepared to proceed to Closing on the Closing Date, but the Purchaser is unable, or refuses to, proceed to the Closing of the transaction on the Closing Date as contemplated by this Agreement and as required by Section 3.1 with respect to the Closing Date and Section 2.3 with respect to the payment of the Purchase Price, the Purchaser shall pay to the Vendor the Break Fee on the first Business Day after such Closing Date. The Break Fee shall be released to the Vendor in such circumstances pursuant to the terms of the Escrow Agreement, this Agreement shall effectively be terminated by the Vendor on payment of same; provided that the payment of the Break Fee and termination of this Agreement pursuant to this Section 6.5 shall be without prejudice to the right of the Vendor to bring any action and/or claim in connection with the breach of any representation, covenant or other obligation of the Purchaser pursuant to this Agreement.

7.	CLOSING MATTERS

7.1	Vendor’s Closing Documents. At the Closing, the Vendor will deliver the following to the Purchaser:

7.1.1	evidence of the receipt of those Material Consents obtained by the Vendor prior to the Closing, together with any other consents, approvals and authorizations referred to in Section 5.5 obtained by the Vendor;

7.1.2	a certified copy of a resolution of the Board of Directors or other authorizing resolution of the Vendor authorizing the sale and transfer of the Purchased Assets, respectively, as contemplated by this Agreement and the execution and delivery of this Agreement and all documents to be executed and delivered by the Vendor pursuant hereto;

7.1.3	a certificate of a senior officer of the Vendor as to the incumbency of the signatories on behalf of the Vendor and certifying the accuracy as of the Closing Date of the Vendor’s representations and warranties and the performance of its covenants to be performed at or before the Closing;

7.1.4	the discharge and release of all Encumbrances listed in the Disclosure Statement;

7.1.5	the Tax Elections executed by the Vendor, as applicable;

7.1.6	all deeds, documents of title, conveyances, bills of sale, transfers, assignments, and indentures and other documents necessary or desirable to effect the assignment, transfer and sale of the Purchased Assets as contemplated by this Agreement; the deeds of transfer relating to the Lands to be registered on title shall not contain any additional representation or warranty other than those contained herein and such deeds shall be prepared by the Purchaser and submitted to the Vendor at least five (5) Business Days prior to Closing;

7.1.7	except as contemplated by sections 5.8 and 5.9, as applicable, the Other Transaction Documents executed by the Vendor;

7.1.8	an opinion of counsel to the Vendor, in form and substance satisfactory to the Vendor and the Purchaser, and their respective counsel, acting reasonably, relating to authority, authorization, execution, delivery and non-conflict with constating documents in the form set out at Exhibit H hereto; and

7.1.9	such other documents as may be requested by the Purchaser, acting reasonably.

7.2	Purchaser’s Closing Documents. At the Closing, the Purchaser will deliver the following to the Vendor:

7.2.1	payment of the Purchase Price pursuant to Section 2.3, together with any Taxes to be remitted to the Vendor as contemplated by Section 3.5;

7.2.2	evidence of the receipt of those Material Consents obtained by the Purchaser prior to the Closing, together with any other consents, approvals and authorizations referred to in Section 5.5 obtained by the Purchaser;

7.2.3	a certified copy of resolutions of the directors of the Purchaser authorizing the purchase of the Purchased Assets as contemplated by this Agreement and the execution and delivery of this Agreement and all documents required to be executed by the Purchaser pursuant hereto;

7.2.4	a certificate of a senior officer of the Purchaser certifying the accuracy as of the Closing Date of the representations and warranties of the Purchaser and the performance by the Purchaser of its covenants to be performed at or before the Closing;

7.2.5	the Tax Elections executed by the Purchaser, as applicable;

7.2.6	except as contemplated in Sections 5.8 and 5.9, as applicable, the Other Transaction Documents executed by the Purchaser;

7.2.7	an opinion of counsel to the Purchaser, in form and substance satisfactory to the Vendor and the Purchaser and their respective counsel, acting reasonably, relating to authority, authorization, execution, delivery and non-conflict with constating documents in the form of Exhibit H hereto; and

7.2.8	all deeds, documents of title, conveyances, bills of sale, transfers, assignments, and indentures and other documents necessary or desirable to effect the assignment, transfer and sale of the Purchased Assets as contemplated by this Agreement; the deeds of transfer relating to the Lands to be registered on title shall not contain any additional representation or warranty other than those contained herein and such deeds shall be prepared by the Purchaser and submitted to the Vendor at least five (5) Business Days prior to Closing; and

7.2.9	such other documents as may be requested by the Vendor, acting reasonably.

7.3	GRM Mills. The Purchaser may, upon notice in writing to the Vendor at least five days prior to the Closing Date, direct that, on Closing, the GRM Mills (and related Purchased Assets) be assigned and transferred to its Affiliate. For greater certainty, such transfer and assignment to the Purchaser’s Affiliate shall not alter, reduce, limit, amend or otherwise lessen any of the Vendor’s obligations, covenants and agreements in respect of the GRM Mills in favour of the Purchaser pursuant to the terms of this Agreement.

7.4	Terms of Closing. Closing shall not be completed, nor shall the documents tabled for delivery at Closing be delivered, until all conditions of Closing (including the deliveries contemplated by this Article 7 and the conditions set out in Article 6) have been fulfilled or waived. Except as set out in Section 3.1, the Closing shall be effective as of the first moment in time on the Closing Date.

7.5	Books and Records. Following the Closing, the Vendor will deliver or make available to the Purchaser, all Books and Records in its possession.

8.	EMPLOYEE MATTERS

8.1	Definitions. As used in this Article 8:

8.1.1	“Active Hourly Employees” means the individuals employed at or in connection with the Purchased Assets (other than the GRM Employees) on an hourly basis whose employment is governed by the terms and conditions of the Collective Agreements. At the date hereof, the Active Hourly Employees are those individuals listed in the Disclosure Statement;

8.1.2	“Active Salaried Employees” means the individuals employed at or in connection with the Purchased Assets (other than the GRM Employees) on a salaried basis. At the date hereof, the Active Salaried Employees are those individuals listed in the Disclosure Statement;

8.1.3	“Hourly Employees” means the Active Hourly Employees and the Other Hourly Employees (other than the GRM Employees);

8.1.4	“Other Employees” means Other Hourly Employees and Other Salaried Employees (other than the GRM Employees);

8.1.5	“Other Hourly Employees” means the individuals, other than the GRM Employees and the Active Hourly Employees, who at some time prior to the Closing Date were actively employed at or in connection with the Purchased Assets on an hourly basis and whose employment was or is governed by the terms and conditions of the Collective Agreements, and who:

8.1.5.1	are in receipt of benefits from a short-term or long-term disability program the Business sponsors or in which the Business participates;

8.1.5.2	are in receipt of workers’ compensation benefits on account of such employment;

8.1.5.3	are on a paid or unpaid leave of absence (including maternity or parental leave) from the Business; or

8.1.5.4	are on layoff;

As at the date hereof, the Other Hourly Employees are those individuals listed in the Disclosure Statement.

8.1.6	“Other Salaried Employees” means the individuals, other than the GRM Employees and the Active Salaried Employees who at some time prior to the Closing Date were actively employed at or in connection with the Purchased Assets on a salaried basis and who:

8.1.6.1	are in receipt of benefits from a short-term or long-term disability program the Business sponsors or in which the Business participates;

8.1.6.2	are in receipt of workers’ compensation benefits on account of such employment;

8.1.6.3	are on a paid or unpaid leave of absence (including maternity or parental leave) from the Business; or

8.1.6.4	are on layoff;

As at the date thereof, the Other Salaried Employees are those individuals listed in the Disclosure Statement;

8.1.7	“Salaried Employees” means the Active Salaried Employees and the Other Salaried Employees (other than the GRM Employees).

8.2	Hourly Employees. Except as contemplated by Section 8.6, the Purchaser will, effective as of the Closing Date, become bound by the Collective Agreements in respect of the Hourly Employees and shall assume all of the Vendor’s obligations and liabilities under and in respect of the Collective Agreements which apply to any Hourly Employees and the employer pension or benefit plans in which any of the Hourly Employees participate on account of such employment. The Vendor will, at any time or times before the Closing Date comply with the Collective Agreements in respect of any requirements imposed by virtue of the Purchaser acquiring the Business and the Purchased Assets and succeeding to the future obligations thereunder. For greater certainty, the Purchaser shall recognize for all purposes all seniority or length of service rights or benefits previously enjoyed by each such Employee as an employee of the Vendor or recognized by the Vendor with respect to predecessor companies.

8.3

Salaried Employees. The Parties will co-operate to effect an orderly transfer of employment of the Salaried Employees. In order to facilitate that transfer, at least a week before the Closing Date, the Vendor will give or cause to be given written notice of continuation of employment with the Purchaser effective as of the Closing Date to all Salaried Employees. At least three (3) Business Days before the Closing Date, the Purchaser will concurrently provide to all of the Salaried Employees written offers of continuation of employment, which have been approved by the Vendor, and that will be effective as of the Closing Date to each Salaried Employee at a salary which shall not be less than the salary of such Salaried Employee immediately prior to the Closing Date, at the same position and otherwise on economically equivalent terms and conditions as that Employee was employed by the Vendor immediately prior to the Closing Date. The Purchaser shall not, for a period of two (2) years from the Closing Date, reduce by greater than 10% the aggregate value of the compensation package of any of the Salaried Employees, provided that: (i) nothing herein shall limit the right of the Purchaser to terminate the employment of, or transfer or otherwise amend the terms of the employment of, any Salaried Employee (including changing any Benefit Plan from defined benefit to defined contribution); and (ii) this provision shall not imply that the Purchaser is required to provide or continue to provide stock, stock options, shares or share appreciation based rights or compensation. The Purchaser shall assume all of the obligations and liabilities of the Vendor under the pension plans applicable to Salaried Employees and the Equity Entity Employees who participate in such pension plans. For greater certainty, the Purchaser shall recognize for all purposes all seniority or length of service rights or benefits previously enjoyed by each such employee as an employee of the Vendor or recognized by the Vendor or the Equity Entity, as the case may be, with respect to predecessor companies.

8.4	Labour and Employment Disputes. All grievances, references and arbitrations under the Collective Agreements, applications, complaints, disputes, claims, actions, suits, demands or other proceedings relating to those Employees who become employees of the Purchaser at the Closing Date (and those Employees who refuse employment with the Purchaser) made, filed, commenced or instituted before or after the Closing Date, including those based substantially on events that occurred or were initiated before that date (the “Grievances”), will be the sole responsibility of the Purchaser, including any resulting obligation to comply with any award, Order, decision or other result, whether monetary or otherwise. The Grievances as of the date hereof are listed in the Disclosure Statement.

8.5	Termination Compensation. If the Purchaser at any time after the Time of Closing terminates without just cause the employment of a Salaried Employee who accepted the continuation of employment offer under Section 8.3 and who was employed continuously with the Purchaser since the date such Employee became employed by the Purchaser, the Purchaser will recognize the continuous service of any such Employee with the Vendor in determining the appropriate reasonable notice period.

8.6	Purchaser Not Responsible. Notwithstanding the completion of the transactions contemplated hereby, the Purchaser will not be responsible for the payment and satisfaction of obligations in respect of any Hourly Employee who, under the Collective Agreements, was entitled to remain an employee of the Vendor in lieu of becoming an employee of the Purchaser and elected to do so.

8.7	Employee Loans. The Vendor agrees that all existing loans, if any, made by the Vendor to Employees are assets of the Business and will be transferred by the Vendor to the Purchaser in respect of those Employees who become employees of the Purchaser at the Time of Closing and are included in the Purchased Assets and the Purchase Price. With effect from the Time of Closing, the Vendor shall, to the extent not previously assigned to the Purchaser, assign to the Purchaser all of its right, title and interest in any loans then owing to the Vendor from any Employee who becomes an employee of the Purchaser at the Time of Closing, including those on account of home relocation assistance, automobile insurance premiums, computer purchase or lease arrangements.

8.8	Payroll. Notwithstanding any other provision herein, or the transfer of Employees, the Purchaser shall be responsible for all accrued salary and accrued vacation pay related to the employment by the Vendor of all persons in the Business prior to the Closing Date, provided however that the liability for such matters shall be accrued as Current Liabilities on the Post-Closing Working Capital Statement.

8.9	Pension and Other Benefits. The respective obligations and liabilities of the Vendor and the Purchaser in respect of the pension and other Benefit Plans referred to in the Disclosure Statement shall be determined in the manner set forth in Exhibit C.

9.	INDEMNIFICATION

9.1	Indemnity by the Vendor.

9.1.1	The Vendor hereby agrees to indemnify and save the Purchaser harmless from and against any claims, demands, actions, causes of action, damage and Loss suffered by the Purchaser as a result of:

9.1.1.1	any breach of any covenant or agreement on the part of the Vendor contained in this Agreement;

9.1.1.2	any breach of any representation or warranty made by the Vendor contained in this Agreement; and

9.1.1.3	the Excluded Liabilities.

9.2	Indemnity by the Purchaser. The Purchaser hereby agrees to indemnify and save the Vendor harmless from and against any claims, demands, actions, causes of action, damage and Loss suffered by the Vendor as a result of:

9.2.1	any breach any covenant or agreement on the part of the Purchaser contained in this Agreement;

9.2.2	any breach of any representation or warranty made by the Purchaser contained in this Agreement; and

9.2.3	the Assumed Liabilities.

9.3	Provisions Relating to Indemnity Claims. The following provisions will apply to any claim for indemnification pursuant to Sections 9.1 and 9.2 hereof (hereinafter, in this Section 9.3, called an “Indemnity Claim”).

9.3.1

In the event that a Party (the “Indemnified Party”) shall become aware of any matter in respect of which another Party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, promptly after becoming aware of any matter that may give rise to an Indemnity Claim, the Indemnified Party will provide to the Indemnifying Party written notice of the Indemnity Claim specifying (to the extent that information is available) the factual basis for the Indemnity Claim and the amount of the Indemnity Claim or, if an amount is not then determinable, an estimate of the amount of the Indemnity Claim, if an estimate is feasible in the circumstances.

9.3.2	If an Indemnity Claim relates to an alleged liability to any other Person (in this Article 9, called a “Third Party Liability”), including any Governmental Authority or any taxing authority, which is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to a third party before the relevant procedure for challenging the existence or quantum of the alleged liability can be implemented or completed, then the Indemnified Party may, notwithstanding the provisions of this Section 9.3, make such payment and forthwith demand reimbursement for such payment from the Indemnifying Party in accordance with this Agreement; provided that, if the alleged liability to the third party as finally determined upon completion of settlement negotiations or related legal proceedings is less than the amount which is paid by the Indemnifying Party in respect of the related Indemnity Claim, then the Indemnified Party shall forthwith following the final determination pay to the Indemnifying Party the amount by which the amount of the liability as finally determined is less than the amount which is so paid by the Indemnifying Party.

9.3.3	No Party shall negotiate, settle, compromise or pay (except in the case of payment of a judgment) any Third Party Liability as to which it proposes to or may assert an Indemnity Claim, except with the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed).

9.3.4	With respect to any Third Party Liability, then in any legal, administrative or other proceedings in connection with the matters forming the basis of the Third Party Liability, the following procedures will apply:

9.3.4.1	except as contemplated by Section 9.3.4.3 below, the Indemnifying Party will have the right to assume carriage of the compromise or settlement of the Third Party Liability and the conduct of any related legal, administrative or other proceedings, but the Indemnified Party shall have the right and shall be given the opportunity to participate in the defence of the Third Party Liability, to consult with the Indemnifying Party in the settlement of the Third Party Liability; and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses).

9.3.4.2	the Indemnifying Party will co-operate with the Indemnified Party in relation to the Third Party Liability, will keep it fully advised with respect thereto, will provide it with copies of all relevant documentation as it becomes available, will provide it with access to all records and files relating to the defence of the Third Party Liability and will meet with representatives of the Indemnified Party at all reasonable times to discuss the Third Party Liability; and

9.3.4.3	notwithstanding Sections 9.3.4.1 and 9.3.4.2, the Indemnifying Party will not settle the Third Party Liability, except with the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

9.3.5	If, with respect to any Third Party Liability, the Indemnifying Party declines to assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability, then the following provisions will apply:

9.3.5.1	the Indemnified Party, shall assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability and defend or settle the Third Party Liability on such terms as the Indemnified Party, acting in good faith, considers advisable provided that, the Indemnifying Party shall not settle any Third Party Liability without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.; and

9.3.5.2	The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

9.4	Limitations. The obligations of indemnification by each Party pursuant to this Article 9 will be:

9.4.1	in the case of Warranty Claims, subject to the limitations referred to in Article 4 hereof with respect to the survival of the representations and warranties by the Parties and the aggregate maximum liability of the Parties; and

9.4.2	subject to the provisions of Section 9.3 hereof.

9.5	Sole Remedy. From and after the Closing Date, the sole and exclusive remedy of the Parties hereto in connection with the purchase and sale of the Purchased Assets shall be pursuant to the indemnification provisions set forth in this Article 9.

9.6	Characterization of Indemnity Payments. All amounts paid by a Party under this Article 9 shall be treated as adjustments to the Purchase Price for all Tax purposes.

9.7	Limitations Not Applicable. Notwithstanding any other provisions of this Agreement and for greater certainty, the only indemnity claims under this Agreement that shall be subject to the limitations in Article 4 are those pursuant to Sections 9.1.1.2 and 9.2.2, respectively.

10.	RISK OF LOSS

10.1	Risk of Loss. Until the Closing Date, the Purchased Assets will be and remain at the sole risk of the Vendor.

10.2	Pre-Closing Loss. If prior to the Closing Date any of the Purchased Assets are destroyed or damaged by fire or any other casualty or shall be expropriated or seized by any Governmental Authority, the proceeds of insurance or compensation for such destruction, damage, expropriation or seizure paid or payable to the Vendor shall, to the extent not applied to the repair or replacement of the subject Purchased Assets prior to the Closing Date, be deemed to be included in the Purchased Assets without any adjustment to the Purchase Price and, the Vendor shall forthwith assign and transfer all such proceeds to the Purchaser and the Purchaser shall accept such proceeds, or the right to recover the same, in replacement for the Purchased Assets so destroyed, damaged, expropriated or seized.

11.	POST-CLOSING MATTERS

11.1	Possession Following Closing Date. From and after the Closing Date the Purchaser will be entitled to take sole and exclusive possession of and enjoy the Purchased Assets to the exclusion of the Vendor and the Purchased Assets will be at the risk of the Purchaser.

11.2

Post-Closing Access. In addition to any other rights contemplated or provided herein, the Purchaser will provide to the Vendor all reasonable access to the Purchased Assets, including the Books and Records, as the Vendor may reasonably request at any time and from time to time after the Closing Date for the purposes of accounting, audit, tax, bank regulatory compliance or litigation matters pertaining to the Vendor, including completion of various adjustment calculations and other matters contemplated by this Agreement. Such post-Closing access shall be granted to the Vendor, and to its directors, officers, employees, agents and other authorized representatives designated in writing by the Vendor to the Purchaser from time to time for the purposes of such access, within a reasonable time after the Vendor has delivered written notice to the Purchaser specifying the type of access the Vendor desires and the Books and Records the Vendor wishes to have access to. The Vendor shall be responsible for the acts or omissions of itself and any of the aforesaid Persons in the course of such access and shall ensure that any and all said access does not disrupt the Purchaser or the operation of the Business. The Vendor shall be entitled to take extracts from the Books and Records in respect of periods prior to the Closing

Date, but shall not be entitled to information relevant to periods from and after the Closing Date. The Vendor will bear the reasonable out-of-pocket costs and expenses of any such access and extracts of information requested from time to time. The Vendor covenants and agrees that it shall not, and shall cause its directors, officers, employees, agents and other representatives not to, disclose, divulge, furnish, publish or use for its benefit, or for the direct or indirect benefit of any other Person, any confidential or proprietary information relating to the Business, the Purchased Assets or the Purchaser obtained by the Vendor or its directors, officers, employees, agents and other representatives in accordance with this Section 11.2. The Vendor shall restrict access to, and use of, such confidential and proprietary information to those Persons requiring such access and only to the extent of such requirement, and shall advise each such Person that such information is the proprietary property of the Purchaser and is highly confidential and that access thereto is restricted except as directly required for use in accordance with the terms of this Section 11.2.

11.3	Covenant Not to Compete. For a period of two years from and after the Closing Date, the Vendor and its Affiliates will not engage directly or indirectly in any sawmilling, lumber processing and lumber sale business (a “Competing Business”) within the geographical limits of Quebec and Ontario provided that the foregoing restrictions shall not restrict the Vendor or any of its Affiliates (i) from acquiring or combining with a business having at the time of its acquisition not more than 25% of its gross revenues attributable to a Competing Business in Quebec and Ontario and (ii) from directly or indirectly holding or having an economic interest in up to 15% of the outstanding shares of any publicly traded corporation. Notwithstanding anything to the contrary contained herein, the acquisition of the Vendor or any of its Affiliates, or its assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise by an arm’s length purchaser that is or has an interest in a Competing Business shall not constitute a breaching of this Section 11.3. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 11.3 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

11.4	Non-Solicitation Covenant.

For a period of two years from and after the Closing Date, the Vendor or any Affiliates of the Vendor will not, directly or indirectly, solicit, hire (or assist or encourage any other Person to solicit or hire) or otherwise interfere with the employment relationship of any Employee who becomes employed by the Purchaser in the Business at Closing as a result of this Agreement. For the avoidance of doubt, an Employee will not be deemed to have been solicited for employment solely as a result of a general public advertisement or other such general solicitation of employment.

For a period of two years from and after the Closing Date, the Purchaser or any Affiliates of the Purchaser will not, directly or indirectly, solicit, hire (or assist or encourage any other Person to solicit or hire) or otherwise interfere with the employment relationship of any employee who remains employed with the Vendor after the Closing Date. For the avoidance of doubt, an employee will not be deemed to have been solicited for employment solely as a result of a general public advertisement or other such general solicitation of employment

11.5	Use of Vendor’s Names or Marks. As soon as practicable following the Closing Date but in no event longer than thirty (30) days after the Closing Date, the Purchaser shall cease using and refrain from any future use of any of the the word Domtar, any derivative thereof, or any trade, business, domain name, distinctive mark, design or logo currently used by the Vendor in connection with the Business (each a “Domtar Excluded Mark”). Notwithstanding anything to the contrary in this Agreement, Purchaser and Vendor acknowledge that certain existing inventory owned by the Vendor and being sold to third parties may bear Domtar Excluded Marks, and Buyers shall not be required to remove such Domtar Excluded Marks, subject to the provisions below. Vendor agrees that the Purchaser shall be permitted to use Domtar Excluded Marks for a reasonable transition period as follows:

(a)	in no event shall Purchaser be entitled to use the Domtar Excluded Marks in any kind of advertising, billing, correspondence, customer dealings, sales, or promotions at any time, except to the limited extent permitted hereunder which is limited to the liquidation of inventory including Domtar Excluded Marks; and

(b)	Purchaser shall remove or cover Domtar Excluded Marks from signage, inventory and other assets of the Business visible to the public as soon as reasonably practical and in any event no more than thirty (30) days following the Closing Date.

The Buyers acknowledge and agree that they are not acquiring any rights to Domtar Excluded Marks and that rights to use any Domtar Excluded Marks (except for transitional uses consistent with those permitted under this Section), and hereby agree not to use any Domtar Excluded Marks in connection with manufacture, sales, marketing, promotion, or service of any products except for the transitional uses permitted under this Section.

11.6	Trout SFL. From the date of this Agreement, the Vendor shall use commercially reasonable efforts to assist and work with the Purchaser to recover, regain or otherwise obtain the rights to approximately 127,000 cubic metres of allowable annual harvest (the “Recoverable Amount”) under or attributable to the Trout SFL currently committed to or held by owners of third-party sawmills that have closed. Further, for a period of five years from and after the Closing Date, the Vendor or any Affiliates of the Vendor will not, directly or indirectly, seek, apply for or otherwise obtain (or assist or encourage any other Person to do so) any of the allowable annual harvest (whether through ministerial commitments or otherwise) under or related to the Trout SFL, including the Recoverable Amount.

11.7	Certification. The Purchaser shall use all commercially reasonable efforts to adhere to the same principles as agreed to by the Vendor in the Agreement on Forest Stewardship attached as Exhibit K hereto.

11.8	Nairn Liabilities. In the event that the Purchaser becomes entitled, as a result of the Nairn Hourly Employees on layoff being recalled for any period of time, or for any other reason, to all or any portion of the statutory notice and/or statutory severance monies that the Vendor has paid into trust, has provided to the Director of Employment Standards (Ontario) or has otherwise set aside for the Nairn Centre Liabilities, the Purchaser agrees that it shall use reasonable commercial efforts to recover any and all such amounts and, once received, agrees that such amounts shall be returned to the Vendor immediately. The Purchaser shall have no discretion with respect to the return of such amounts once received and the amount in question shall not be used by the Purchaser to offset other claims or liabilities (whether alleged or confirmed) pursuant to this Agreement.

11.9	Rights of First Refusal. In the event that the Vendor is not able to deliver an Equity Interest to the Purchaser at Closing for the sole reason that, following due notice by the Vendor pursuant to the relevant Equity Entity Agreement, the other party to the Equity Entity Agreement in question remains entitled to exercise or waive their right of first refusal with respect to the Purchaser’s Equity Interest but has not yet done so, the Purchaser agrees that in the event the right of first refusal is not exercised within the remaining allocated time period and the Vendor notifies Purchaser of same in writing, it will acquire the relevant Equity Interest from the Vendor within 5 Business Days of such notice in consideration for the relevant Equity Amount being paid by the Purchaser to the Vendor on the terms and conditions in this Agreement, as applicable. The provisions of this Section 11.9 shall apply mutatis mutandis to any portion of the Class A Shares of the Vermilion Forest Management Company Limited contemplated to be transferred by the Purchaser to the Vendor under this Agreement and the Vermilion Amount associated therewith.

11.10	Accounts Receivable Collection. From and after Closing, any payment on account of Accounts Receivable included in the Purchased Assets which is received by the Vendor will be the property of the Purchaser and the Vendor will hold such funds in trust for the sole benefit of the Purchaser and the Vendor shall, as soon as practicable, and in any event within five (5) Business Days following such receipt, pay such funds to the Purchaser.

11.11	Restriction on Disposal of Assets. In the event the Purchaser wishes to assign, transfer or otherwise dispose of all or substantially of its assets to another party, the Purchaser agrees that such assignment, transfer or disposition shall be subject to, and conditional upon, such party agreeing to be bound by all obligations and other terms applicable to the Purchaser pursuant to this Agreement.

12.	MISCELLANEOUS

12.1	Amendment and Modification; Waiver. This Agreement may only be amended or modified in writing, signed by all of the Parties. No waiver in writing of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

12.2	Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, the Parties shall bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

12.3	Public Disclosure. Except as may be required to comply with the requirements of Applicable Law, no press release or similar public announcement or communication will be made or caused to be made concerning the execution, performance, terms and conditions of this Agreement unless specifically approved in advance by all Parties; provided, however, that to the extent that any Party to this Agreement is required by Applicable Law, to make such a public disclosure, such public disclosure shall only be made after prior consultation with the other Party to this Agreement. The Vendor shall continue to hold in confidence, in the same manner after Closing as before, all confidential information related to the Business and the Purchased Assets remaining in its possession after Closing including any information provided pursuant to Section 11.2.

12.4	Assignment. Subject to the following sentence, no Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties hereto. The Purchaser may assign its rights under this Agreement to any Affiliate of the Purchaser with the prior consent of the Vendor, such consent not to be unreasonably withheld or delayed, provided that the Purchaser continues to be bound by its obligations under this Agreement.

12.5	Entire Agreement. This Agreement (including the agreements and documents in writing delivered hereunder or herewith as of the date of this Agreement) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, including the letter agreement between the Parties dated March 27, 2007, as amended, but excluding the Confidentiality Agreement which shall remain in full force and effect in accordance with its terms.

12.6	Planning Act. This Agreement is conditional on and shall be effective to create an interest in Lands and the Leased Premises located in Ontario only if the applicable land division provisions of the Planning Act (Ontario) are complied with on or before Closing.

12.7	No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy or any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

12.8	Further Assurances. Prior to, on and following the Closing Date, each of the Parties agrees that it shall act in good faith with respect to the satisfaction of its obligations under this Agreement, and, at the reasonable request of the other Party, shall, at its own expense, take such actions and do such things and, as the case may be, execute and deliver or furnish such additional agreements, documents and instruments as may, from time to time, be necessary or reasonably desirable to better effectuate the transactions contemplated by this Agreement.

12.9	Counterparts. This Agreement and any amendments hereto may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be considered one and the same agreement. A signed facsimile or telecopied copy of this Agreement shall be effectual and valid proof of execution and delivery.

12.10	Performance on Holidays. If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

12.11	Notices. All notices hereunder shall be deemed given if in writing and delivered personally or sent by facsimile or by registered or certified mail (return receipt requested), but not by email, to the Parties at the following addresses (or at such other addresses as shall be specified by like notice):

12.11.1	if to the Purchaser, to:

Conifex Inc.

2200 – 925 West Georgia Street

Vancouver, B.C.

V6C 3L2

Attention: Kenneth A. Shields, Chief Executive Officer

Fax: (604) 659-8399

With a copy to:

Sangra Moller LLP

1000 Cathedral Place

925 West Georgia Street

Vancouver, B.C.

V6C 3L2

Attention: H.S. Sangra

Fax: (604) 669-8803

if to the Vendor, to:

Domtar Inc.

c/o Domtar Corporation

395 De Maisonneuve Boulevard West

Montréal, Quebec

H3A 1L6

Attention: Vice-President and Secretary

Fax: (514) 848-6850

With a copy to:

Ogilvy Renault

Suite 1100

1981 McGill College Avenue

Montréal, Quebec

H3A 3C1

Attention: Frank L. Picciola and Stephen J. Kelly

Fax: (514) 286-5474

Any notice given by mail shall be effective, if mailed at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, on the fourth Business Day after the post-marked date thereof. Any notice given by facsimile shall be effective on the Business Day following the sending. Any notice delivered personally shall be effective at the time it is delivered to the applicable address noted above either to the individual designated above or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices and communications shall be delivered personally or by facsimile only.

12.12	Language. Each of the undersigned acknowledges having requested and being satisfied that this Agreement and its accessories be prepared in English. Chacun des soussignés reconnaît avoir demandé que cette entente et ses documents connexes soient rédigés en anglais et s’en déclare satisfait.

12.13	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[Next page is signature page]

IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the Parties as of the date first written above.

CONIFEX INC.		DOMTAR INC.

Per:	/s/ Kenneth A. Shields	Per:	/s/ Raymond Royer
	Name: Kenneth A. Shields		Name: Raymond Royer
	Title: Chairman		Title: President and Chief Executive Officer

		Per:	/s/ Patrick Loulou
Name: Patrick Loulou
Title: Senior Vice-President, Corporate Development